  As filed with the Securities and Exchange Commission on December 21,  1995
                          Registration No. 33-_________

-------------------------------------------------------------------------------

                        SECURITIES AND EXCHANGE COMMISSION
                                Washington DC 20549
                        -----------------------------------

                                    FORM S-6
                            Registration Statement
                                     Under
                           THE SECURITIES ACT OF 1933

                        -----------------------------------

                                 VARIABLE ACCOUNT C
                       OF FORTIS BENEFITS INSURANCE COMPANY
                              (Exact name of trust)

                        FORTIS BENEFITS INSURANCE COMPANY
                    (formerly Western Life Insurance Company)
                               (Name of Depositor)

                               500 Bielenberg Drive
                            Woodbury, Minnesota 55125
           (Complete address of depositor's principal executive offices)

                        -----------------------------------

                             RHONDA  J. SCHWARTZ, ESQ.
                                  P. O. Box 64284
                             St. Paul, Minnesota 55164
                  (Name and complete address of agent for service)

                        -----------------------------------

Securities Registered: Interests in Variable Account C pursuant to variable life insurance policies

It is proposed that this filing will become effective (check appropriate line):

_____ immediately upon filing pursuant to paragraph (b) of Rule 485.
_____ On ___________ pursuant to paragraph (b) of Rule 485.
__x__ 60 days after filing pursuant to paragraph (a) of Rule 485.
_____ On ___________ pursuant to paragraph (a) of Rule 485.

                        -----------------------------------

                This filing is made pursuant to Rules 6c-3 and 6e-3(T)
                      under the Investment Company Act of 1940

Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Policies described in the Prospectus.

                        -----------------------------------

An indefinite amount of the securities being offered has been registered pursuant to a declaration under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 33-03919. The registrant filed its Rule 24f-2 notice for the year ended December 31, 1994 on February 27, 1995.

                        -----------------------------------

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              VARIABLE ACCOUNT C
                                      OF
                      FORTIS BENEFITS INSURANCE COMPANY

                             CROSS-REFERENCE TABLE


ITEMS OF
FORM N-8B-2                           CAPTIONS IN PROSPECTUS
-----------                           ----------------------
1, 2                                  Cover Page; The Separate
                                      Account and Fortis Series
                                      Fund, Inc. -- The Separate Account

3                                     Inapplicable

4                                     Distribution of the Policies

5, 6                                  The Separate Account and
                                      Fortis Series Fund, Inc.; State
                                      Regulation

7, 8                                  Not Required*

9                                     Inapplicable

10(a), (b)                            Other Policy Provisions

10(c), (d)                            Summary -- Right to Return
                                      a Policy and Surrenders;
                                      Policy Benefits--Death
                                      Benefit, Death Benefit
                                      Options, Changes in Face
                                      Amount; Payment and Allocation
                                      of Premiums--Allocation of
                                      Premiums and Policy Value;
                                      Rights Reserved by Fortis
                                      Benefits; Loan Privileges;
                                      Surrender and Partial Withdrawal;
                                      Appendix A--Optional Income Plans

10(e)                                 Payment and Allocation of
                                      Premiums--Policy Lapse and
                                      Reinstatement

10(f)                                 Voting Privileges


10(g)(1)-(3), 10(h)(1)-(3)            Rights Reserved by Fortis Benefits

10(g)(4), 10(h)(4)                    Inapplicable or Not Required*

ITEMS OF
FORM N-8B-2                           CAPTIONS IN PROSPECTUS
-----------                           ----------------------

10(i)                                 Policy Benefits--Change in
                                      Death Benefit Options,
                                      Premium Based Bonuses and
                                      Cash Value Bonuses; Policy
                                      Split Option; Payment and
                                      Allocation of Premiums--
                                      Issuance of a Policy,
                                      Premiums; The General Account;
                                      Optional Insurance Benefits

11, 12(a), (d), (e)                   Cover Page; The Separate
                                      Account and Fortis Series
                                      Fund, Inc.; Distribution of the
                                      Policies

12(b), (c)                            Not Required* or Inapplicable

13(a) - (f)                           Charges and Deductions;
                                      Other Policy Provisions; The
                                      General Account; Surrender;
                                      Loan Privileges; Payment
                                      and Allocation of Premiums--
                                      Allocation of Premiums and
                                      Policy Values; Appendix B

13(g)                                 Not Required*

14, 15                                Payment and Allocation of
                                      Premiums; Summary--How to Exercise
                                      Your Rights Under a Policy;
                                      Distribution of the Policies

16                                    The Separate Account and
                                      Fortis Series Fund, Inc.

17(a), (b)                            Captions referenced under
                                      Items 10(c) and (d) above

17(c)                                 Inapplicable

18(a)                                 The Separate Account and
                                      Fortis Series Fund, Inc.

18(b), (c)                            Inapplicable

18(d)                                 Not Required*

19                                    Reports

20(a)                                 Rights Reserved by Fortis
                                      Benefits

ITEMS OF
FORMS N-8B-2                          CAPTIONS IN PROSPECTUS
------------                          ----------------------

20(b) - (f)                           Inapplicable or Not Required*

21(a), (b)                            Loan Privileges

21(c)                                 Not Required*

22                                    Inapplicable

23                                    Distribution of the Policies

24                                    Inapplicable

25                                    Summary--Fortis Benefits/Fortis
                                      Financial Group Member

26                                    Not Required*

27 - 29                               Summary--Fortis Benefits/Fortis
                                      Financial Group Member; Management

30 - 34                               Inapplicable or Not Required*

35                                    State Regulation

36, 37                                Inapplicable

38, 39                                Distribution of the Policies

40(a)                                 Charges and Deductions

40(b), 41(a)                          Distribution of the Policies

41(b) - 43                            Inapplicable or Not Required*

44                                    The Separate Account and
                                      Fortis Series Fund, Inc.;
                                      Policy Benefits -- Policy
                                      Value, Calculation of
                                      Separate Account Policy
                                      Value, Separate Account Net
                                      Investment Return; Appendix B;
                                      Payment and Allocation of
                                      Premiums--Issuance of a
                                      Policy, Premium; Charges
                                      and Deductions

45                                    Inapplicable

ITEMS OF
FORM N-8B-2                           CAPTIONS IN PROSPECTUS
-----------                           ----------------------

46                                    Captions referenced under
                                      Items 10(c), 10(d) and 44 above

47 - 49                               Inapplicable

50                                    The Separate Account and
                                      Fortis Series Fund, Inc.-- The
                                      Separate Account; Loan
                                      Privileges; Payment and
                                      Allocation of Premiums--
                                      Policy Lapse and Reinstatement

51(a), (c), (g), (i), (j)             Summary--Fortis Benefits/Fortis
                                      Financial Group Member; Cover Page;
                                      Other Policy Provisions; Policy
                                      Benefits; Appendix A; Payment and
                                      Allocation of Premiums--Policy Lapse
                                      and Reinstatement, Issuance of a
                                      Policy, Premiums; Charges and
                                      Deductions--Monthly Deduction From
                                      Policy Value; Appendix B; Financial
                                      Statements; Distribution of Policies

51(b), (h)                            Not Required*

52(a), (c)                            Rights Reserved by Fortis Benefits;
                                      The Separate Account and Fortis Series
                                      Fund, Inc.--The Separate Account

52(b), (d)                            Inapplicable

53(a)                                 Federal Tax Matters

53(b) - 54                            Inapplicable

55                                    Not Required;* See Appendix B

56 - 59                               Not Required*


-------------------------
* Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and as unit investment trusts.

                        FORTIS BENEFITS INSURANCE COMPANY
LAST                    MAILING          STREET ADDRESS:       TELEPHONE: 1-(800) 800-2638
SURVIVOR                ADDRESS:         500 BIELENBERG DRIVE  EXTENSION 3028
(Flexible Premium       P.O. BOX 64284   WOODBURY
Variable                ST. PAUL         MINNESOTA 55125
Life Insurance          MINNESOTA 55164
Policies)

                        The flexible premium survivorship variable life insurance Policies offered by this Prospectus are issued by Fortis Benefits Insurance Company and are designed to provide (1) lifetime insurance protection on the joint lives of two insureds and (2) flexibility in connection with premium payments and death benefits. This flexibility allows an owner of a Policy to provide for changing insurance needs with a single insurance policy. The minimum Face Amount for a Policy is $100,000 and the smallest initial annual premium is $300.

                        There are three face amount bands. The face amount band of the Policy affects the level of cash value bonuses which may be paid, and the level of the policy issuance expense charge. Policies with a minimum face amount of $5,000,000 are Band 3 Policies; Policies with a minimum face amount of $1,000,000 are Band 2 Policies; while Policies with a face amount of less than $1,000,000 are Band 1 Policies.

                        The Policy provides for a death benefit payable upon the death of the Surviving Insured. There is no benefit payable on the death of the first insured to die. With respect to the Policy Value available for investment under a Policy, the Policy owner may elect to receive a rate of return based on one or more of the separate investment portfolios of Fortis Series Fund, Inc. There is no guaranteed minimum Policy Value with respect to these portfolios, and the Policy owner bears the entire investment risk that this value (or the Surrender Value) may decline to zero. Alternatively, a Policy owner may, with respect to all or part of the Policy Value, elect to receive fixed rates of return.
PROSPECTUS DATED
        , 1996
                        The Policy may be fully surrendered at any time for its Surrender Value. See "Surrender and Partial Withdrawal." Generally after the first Policy year, the Policy owner may make a partial withdrawal of Surrender Value once a year. The Policy owner also may take out Policy loans and has considerable flexibility to vary the frequency and amount of premium payments. Payment of Planned Periodic Premiums will not necessarily keep a Policy from lapsing if the Surrender Value is exhausted. However, the Policy will not lapse if certain Minimum Premium payments are made. This guarantee will generally be for the lesser of 10 years from the Policy Date or to the policy anniversary following the younger insured's Age 75 (or for 5 years if age 70 or more at issue). The guarantee period if either insured is rated for higher mortality risk at issue is 5 years.

                        This prospectus contains detailed information about these and other Policy features, including certain restrictions and limitations which apply. This Prospectus also discusses the way in which the return earned by the Policy Value can affect a Policy's death benefit and Surrender Value.

                        As in the case of other life insurance policies, it may not be advantageous to purchase flexible premium
    [LOGO]
                        survivorship variable life insurance as a replacement for, or in addition to, an existing flexible premium variable or other life insurance policy.

                        THESE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, NOR ARE THEY GUARANTEED OR ENDORSED BY, ANY BANK, CREDIT
                        UNION, BROKER-DEALER OR OTHER FINANCIAL INSTITUTION. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; AND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS NOT VALID UNLESS PRECEDED OR ACCOMPANIED BY THE CURRENT PROSPECTUS FOR FORTIS SERIES FUND, INC., WHICH CONTAINS ADDITIONAL INFORMATION ABOUT THAT ENTITY.

                        THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

TABLE OF CONTENTS

                                                                           PAGE
Index of Defined Words and Phrases......................................      4
Summary.................................................................      5
    - Fortis Benefits/Fortis Financial Group Member.....................      5
    - Payment of Premiums...............................................      5
    - Guaranteed Death Benefit..........................................      5
    - Allocation of Premiums Among Various Alternatives.................      5
    - Policy Value; Premium Based Bonuses; Cash Value Bonuses...........      6
    - Surrenders........................................................      6
    - Charges...........................................................      6
    - Death Benefit.....................................................      7
    - Optional Insurance Benefits.......................................      7
    - Benefit at Maturity...............................................      7
    - Policy Loans......................................................      8
    - Settlement Options................................................      8
    - Taxes.............................................................      8
    - Right to Return a Policy..........................................      8
    - How to Exercise Your Rights Under a Policy........................      8
The Separate Account and Fortis Series Fund, Inc........................      8
    - The Separate Account..............................................      8
    - Financial and Performance Information.............................      9
    - Fortis Series Fund, Inc...........................................     10
Policy Benefits.........................................................     10
    - Death Benefit.....................................................     10
    - Death Benefit Options.............................................     10
    - Accelerated Benefit Rider.........................................     11
    - Changes in Face Amount............................................     12
    - Change in Death Benefit Option....................................     12
    - Policy Split Option...............................................     13
    - Policy Value......................................................     13
    - Premium Based Bonuses and Cash Value Bonuses......................     13
    - Calculation of Separate Account Policy Value......................     15
    - Separate Account Net Investment Return............................     15
Payment and Allocation of Premiums......................................     15
    - Issuance of a Policy..............................................     15
    - Premiums..........................................................     16
    - Allocation of Premiums and Policy Value...........................     17
    - Policy Lapse and Reinstatement....................................     18
Charges and Deductions..................................................     18
    - Premium Tax and Sales Charges.....................................     18
    - Monthly Deduction from Policy Value...............................     19
    - Charge for Mortality and Expense Risks............................     21
    - Miscellaneous.....................................................     21
    - Guarantee of Certain Charges......................................     21
Variations of Policy Minimums, Charges and Credits......................     21
Loan Privileges.........................................................     21
    - Rate Charged on Policy Loans......................................     21
    - Credited Rate for Policy Loans....................................     22
    - Effect of a Policy Loan...........................................     22
    - Repayment of a Loan...............................................     22
Surrender and Partial Withdrawal........................................     22
Rights Reserved by Fortis Benefits......................................     23
    - Payment and Deferment.............................................     23
Distribution of the Policies............................................     23
Federal Tax Matters.....................................................     24
    - Tax Status of the Policy..........................................     24
    - Tax Status of Additional Insured Rider............................     24
    - Taxation of Policy Benefits.......................................     24
    - Taxation Under Section 403(b) Plans...............................
    - Taxation of Fortis Benefits.......................................     26

                                                                           PAGE
Other Policy Provisions.................................................     26
Management..............................................................     28
Voting Privileges.......................................................     28
Reports.................................................................     29
State Regulation........................................................     29
Legal Matters...........................................................     29
Experts.................................................................     29
Ratings and Rankings....................................................     29
Financial Statements....................................................     30
Appendix A..............................................................    A-1
    - Optional Income Plans.............................................    A-1
    - Optional Insurance Benefits.......................................    A-1
Appendix B..............................................................    B-1
    - Illustrations of Death Benefits, Policy Values, Surrender Values
       and Accumulated Premium..........................................    B-1
Appendix C..............................................................    D-1
    - The General Account...............................................    D-1
    - General Description...............................................    D-1
    - General Account Policy Value......................................    D-1
    - Transfers, Surrenders and Policy Loans............................    D-1
Telephone Transfer Authorization Form
Transfer Request Form
Change of Premium Allocation Form
Pre-Authorized Check Plan Authorization Agreement
Privileged Account Service Application
Request for Dollar Cost Averaging Form
Life Insurance Section 1035 Exchange Form
Specify Monthly Deductions Plan

THE  POLICIES  ARE  NOT  AVAILABLE  IN  ALL  STATES.  THIS  PROSPECTUS  DOES NOT
CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. FORTIS BENEFITS DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS WHICH IS NOT INCLUDED IN THIS PROSPECTUS OR ANY SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY FORTIS BENEFITS.

The purpose of the Policies is to provide insurance protection for the beneficiary named therein. No claim is made that the Policies are in any way similar or comparable to a systematic investment plan of a mutual fund.

INDEX OF DEFINED WORDS AND PHRASES

Below are listed words and phrases used in this Prospectus, together with the page or pages of this Prospectus on which each is defined or explained.

                                                                                                             PAGE
Age......................................................................................................         34
Alternative Death Benefit................................................................................         12
Cash Value Bonuses.......................................................................................         16
Contingent Deferred Sales Charge.........................................................................         22
Date of Receipt..........................................................................................         33
Death Benefit Option A (Option "A")......................................................................         12
Death Benefit Option B (Option "B")......................................................................         12
Face Amount..............................................................................................         17
Fortis Benefits..........................................................................................          5
Fortis Series............................................................................................         12
General Account..........................................................................................        D-1
Grace Period.............................................................................................         21
Guaranteed Death Benefit.................................................................................          5
Guideline Annual Premium.................................................................................         23
Home Office..............................................................................................          9
Minimum Premium..........................................................................................         19
Monthly Deduction........................................................................................         25
Monthly Anniversary......................................................................................         18
Net Amount at Risk.......................................................................................         25
Net Cash Value...........................................................................................         21
NYSE.....................................................................................................         17
Planned Periodic Premium.................................................................................         18
Policy Anniversary.......................................................................................         18
Policy Band..............................................................................................
Policy Date..............................................................................................         18
Policy Value.............................................................................................         15
Portfolio................................................................................................         12
Premium Based Bonuses....................................................................................
Pro Rata Basis...........................................................................................         25
Separate Account.........................................................................................          9
Subaccount...............................................................................................         10
Surrender Charge.........................................................................................         24
Surrender Value..........................................................................................          7
Valuation Date...........................................................................................         17
Valuation Period.........................................................................................         17
1940 Act.................................................................................................         12

SUMMARY

FORTIS BENEFITS/FORTIS FINANCIAL GROUP MEMBER

Fortis Benefits Insurance Company ("Fortis Benefits"), the issuer of the Policies, was founded in 1910. At the end of 1995, Fortis Benefits had
approximately  $       of total  life insurance in  force. Fortis  Benefits is a
Minnesota Corporation and is qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is an indirectly wholly-owned subsidiary of Fortis, Inc., which is itself indirectly owned 50% by Fortis AMEV and 50% by Fortis AG. Fortis, Inc. manages the United States operations for these two companies.

Fortis Benefits is a member of the Fortis Financial Group, a joint effort by Fortis Benefits, Fortis Advisers, Inc., Fortis Investors, Inc., and Time Insurance Company, offering financial products through the management, marketing and servicing of mutual funds, annuities, and life insurance products.

Fortis AMEV is a diversified financial services company headquartered in Utrecht, the Netherlands, where its insurance operations began in 1847. Fortis AG is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis AMEV and Fortis AG have merged their operating companies under the trade name of Fortis. The Fortis group of companies is active in insurance, banking and financial services, and real estate development in the Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim. Fortis had approximately $ billion in assets as of year-end 1995.

All of the guarantees and commitments under the Policies are general obligations of Fortis Benefits, regardless of whether the Policy Value has been allocated to the Separate Account or to the General Account. None of Fortis Benefits' affiliated companies has any legal obligation to back Fortis Benefits' obligations under the Policies.

Best's Insurance Reports, Life-Health Edition 1995, assigned Fortis Benefits one of its highest ratings, A+ (Superior) as of December 31, 1994, for financial position and operating performance. Fortis Benefits has a rating of AA from Standard & Poor's. As defined by Standard & Poor's, insurers rated AA offer "excellent financial security". These ratings represent such rating agencies' independent opinion of Fortis Benefits' financial strength and ability to meet policyholder obligations, but have no relevance to the performance and quality of the assets in Subaccounts of the Separate Account.

PAYMENT OF PREMIUMS

At the time of Policy issuance, the Planned Periodic Premium must be, on an annualized basis, at least the greater of (1) $2,000, or (2) twelve monthly Minimum Premiums. The Planned Periodic Premiums are assumed to be level in the first Policy year. If the Planned Periodic Premium is paid monthly, the initial premium must at least equal two months' Planned Periodic Premiums. Thereafter, subject to the limitations described under "Payment and Allocation of Premiums--Premiums," premium payments may be made at any time and in any amount. All Policies will specify a Planned Periodic Premium, but payment of this is optional, except to the extent described above with respect to the initial premium payment.

GUARANTEED DEATH BENEFIT

A Policy is guaranteed not to lapse if, as of each Monthly Anniversary, (1) the cumulative amount of premiums paid to date, less the cumulative amount of partial withdrawals taken buy the policy owner, less the amount of any outstanding Policy loans, at least equals (2) the cumulative monthly Minimum Premiums. For purposes of this calculation, paid premiums, Minimum Premiums, and partial withdrawals are assumed to accumulate at an effective annual rate of 4%. Paid premiums and Minimum Premiums are assumed to be paid at the beginning of the Policy year in which they are paid. Partial withdrawals are assumed to be taken at the end of the policy year or at the end of the current monthly anniversary, if earlier. This guarantee will generally be for the lesser of 10 years from the Policy Date or to the policy anniversary following the younger insured's Age 75 (or for 5 years if Age 70 or more at issue). The guarantee period if either insured is rated for higher mortality risk at issue is 5 years. This guarantee period may be extended by optional rider. Subject to these conditions, there is in effect a "Guaranteed Death Benefit" in the amount of the Policy's then-current Face Amount. If the Minimum Premium requirements are not met on any Monthly Anniversary, the guarantee terminates and may not be reinstated. The initial monthly Minimum Premiums are specified in each Policy, and additional Minimum Premium payments will be necessary to keep this guarantee in effect if the Face Amount of the Policy or rider benefits are increased. See "Guaranteed Death Benefit" under "Payment and Allocation of Premiums-- Premiums."

If the Minimum Premium requirement described above is not met, and in any event after the Guaranteed Death Benefit ends, a Policy will lapse if the Net Cash Value becomes insufficient to pay the continuing charges and deductions. See "Payment and Allocation of Premiums-- Policy Lapse and Reinstatement" and "Charges and Deductions." Premium payments in excess of the Planned Periodic Premium payments may therefore be necessary to keep a Policy in force.

ALLOCATION OF PREMIUMS AMONG VARIOUS ALTERNATIVES

The owner of a Policy may allocate premiums paid under a Policy to one or more of the Subaccounts of Variable Account C, a separate investment account of Fortis Benefits (see "The Separate Account and Fortis Series Fund, Inc.") and/or to Fortis Benefits' General Account. The assets in each of the current Subaccounts are invested in a separate class (or series) of stock of Fortis Series Fund, Inc. ("Fortis Series"), a "series" type of mutual fund. Each class of stock represents a separate investment Portfolio within Fortis Series. The investment Portfolios of Fortis Series which are currently available are the Aggressive Growth Series, International Stock Series, the Global Growth Series, the Growth Stock Series, the Growth and Income Series, the Asset Allocation Series, Global Asset Allocation Series, the High Yield Series, Global Bond Series, the Diversified Income Series, the U.S. Government Securities Series and the Money Market Series. Premiums allocated to the General Account are held as part of Fortis Benefits' general investment assets. See Appendix D--"The General Account."

Each Portfolio has a different investment objective and is managed by Fortis Advisers, Inc. For providing investment management services to the Portfolios, Fortis Advisers, Inc. currently receives a fee from the Funds at an annual rate as follows: for Aggressive Growth Series, .7% of the first $100 million of average daily net assets and .6% thereafter; for International Stock Series,
 .85% of the first $100 million of such assets, and .8% thereafter; for Global Growth Series, .7% of the first $500 million of average daily net assets, and
 .6% thereafter, for Growth Stock Series and for Growth & Income Series, .7% of the first $100 million of average daily net assets, and .6% thereafter; for Global Asset Allocation Series, .9% of the first $100 million of such assets, and .85% thereafter; for Asset Allocation Series and High Yield Series, .5% of the first $250 million of average daily net assets, and .45% thereafter; for Global Bond Series, .75% of the first $100 million of such assets, and .65% thereafter; for Diversified Income Series and U.S. Government Securities Series
 .5% of the first $50 million of average daily net assets, and .45% thereafter; for Money Market Series, .3% of the first $500 million of average daily net assets, and .25% thereafter. The Portfolios also bear most of their other expenses.

The International Stock Series, the Global Asset Allocation Series and the Global Bond Series has each retained a sub-adviser to provide investment research, advice and supervision subject to the general control of Fortis
Advisers, Inc. Lazard Freres Asset Management is the sub-adviser of the International Stock Series; Morgan Stanley Asset Management Limited is the sub-adviser of the Global Asset Allocation Series; and Warburg Investment Management International Ltd. is the sub-adviser of the Global Bond Series.

From its advisory fee, Fortis Advisers, Inc. pays the sub-advisers a fee at an annual rate as follows: For International Stock Series, .45% of the first $100 million of such Series' average daily net assets, and .375% thereafter; for Global Asset Allocation Series, .5% of the first $100 million of such assets, and .4% thereafter; and for the Global Bond Series, .35% of the first $100 million of such assets, and .225% thereafter.

For a full description of the Portfolios, see the prospectus for Fortis Series which accompanies this Prospectus and the Statement of Additional Information referred to therein.

A Policy owner may change allocations of future premiums at any time without charge by submitting a written request in form acceptable to Fortis Benefits, subject to certain limitations. See "Payment and Allocation of Premium--Allocation of Premiums and Policy Value." Because investment performance of a Subaccount (unlike that of the General Account) is not guaranteed by Fortis Benefits, allocation of premiums to a Subaccount increases the amount of the investment risk to the Policy owner, and allocation to the General Account decreases such risk. However, the potential benefit of the General Account is limited to the guaranteed return, plus any discretionary return declared by Fortis Benefits.

TRANSFERS OF POLICY VALUE. A Policy owner may transfer amounts among the Subaccounts at any time. Transfers may also be made at any time from a Subaccount to the General Account. The Policy owner, under Fortis Benefits' current rules, may transfer up to 50% of any unloaned Policy Value in the General Account to one or more Subaccounts. This transfer may be made only once during the Policy Year.

For additional conditions and limitations on transfers, see "Payment and Allocation of Premiums--Allocation of Premiums and Policy Value" and Appendix D--"Transfers, Surrenders and Policy Loans."

POLICY VALUE; PREMIUM BASED BONUSES; CASH VALUE BONUSES

POLICY VALUE. The "Policy Value" is the amount "at work" for the Policy owner earning a return in the Separate Account and/or in the General Account at any time. It is (1) the cumulative amount of premiums paid to date, (2) less any withdrawals and less all deductions and charges imposed to date under the Policy, (3) plus the cumulative amount of any Premium Based Bonuses and Cash Value Bonuses, (4) plus the cumulative net amount of positive or negative investment return earned to date on amounts allocated to the Separate Account under the Policy, (5) plus the cumulative net amount of interest earned to date on amounts held in the General Account under the Policy.

PREMIUM BASED BONUSES. A bonus will be paid by Fortis Benefits starting at the end of the seventh Policy year based on the average premium paid by the Policy owner, the issue age of the younger insured, and the policy year in which it is paid. See "Policy Benefits-- Premium Based Bonuses and Cash Value Bonuses."

CASH VALUE BONUSES. Cash Value Bonuses will be paid by Fortis Benefits on each Monthly Anniversary after the monthly deduction is made. It is based on the Policy Value. The Cash Value Bonuses in effect partially offset the mortality and expense risk charges. See "Charges and Deductions--Mortality and Expense Risk Charges." After the 19th Policy year, the annual rate for Cash Value Bonuses is increased by .35%. Thus, the daily charge is completely offset after the nineteenth Policy year by payment of the Cash Value Bonuses. See "Policy Benefits--Premium Based Bonuses and Cash Value Bonuses."

SURRENDERS

A Policy may be surrendered at any time for all of its Surrender Value, and part of the Surrender Value may be withdrawn up to once a year, generally after the first Policy year. See "Surrender and Partial Withdrawal." The Surrender Value is the Policy Value, less the amount of the Surrender Charge (referred to below), less the amount of any outstanding Policy loan and plus the amount of any policy loan interest paid for future periods (see "Loan Privileges"). If Death Benefit Option A is in effect, a partial withdrawal will reduce the Policy's Face Amount on a dollar-for-dollar basis.

CHARGES

In addition to Fortis Series' expenses, the following charges are imposed under the Policies:

PREMIUM TAX CHARGE. The current premium tax charge is 2.2% of all premium payments. Rather than being deducted from premium payments, this charge is assessed through periodic deductions from Policy Value, and any balance of the current premium tax charge may be deducted as part of the Surrender Charge referred to below. Periodic deductions for the current premium tax charge will not exceed $0.78 per Policy each month, plus a daily deduction at an annual rate of .1964% of the Policy's net assets in the Separate Account.

SALES CHARGES. The maximum total sales charge is 9% of premiums paid. Rather than being deducted from premiums, sales charges are assessed through periodic deductions from Policy Value, and any balance of the sales charges may be deducted as a Contingent Deferred Sales Charge that would be included as part of the Surrender Charge. The periodic deductions for sales charges will not exceed $3.22 per Policy each month plus a daily deduction at an annual rate of .8036% of the Policy's net assets in the Separate Account.

POLICY ISSUANCE EXPENSE CHARGES. A monthly policy issuance expense charge at the annual percentage rate set out below will be deducted as part of the Monthly Deduction for the first ten years following issuance of the Policy and also for ten years after a Face Amount increase:

           ANNUAL PERCENTAGE RATE PER $1,000 OF FACE
           AMOUNT AT ISSUE (OR FACE AMOUNT INCREASE)
           -----------------------------------------
Band 1...                          .
Band 2...                          .
Band 3...                          .

The Band does not change in the event of a subsequent face amount decrease. For purposes of calculating this charge, the Face Amount of the time of issuance or Face Amount increase is used to determine the Policy Band.

SURRENDER CHARGE. The maximum Surrender Charge is the sum of any premium tax and sales charges not previously deducted, as described above. The Surrender Charge
(a) is imposed only if the Policy is surrendered in full or lapses before the twelfth Policy Anniversary and (b) is subject to certain maximums that decrease over time. See "Charges and Deductions--Premium Tax and Sales Charges."

ADDITIONAL CHARGES AS A RESULT OF FACE AMOUNT INCREASES. If the Policy owner requests a Face Amount increase, the Policy will be subject to additional premium tax and sales charges and a charge for issuing the Face Amount increase. These will be imposed at the same rates and in the same manner as described above for the similar charges in connection with the original Policy. See "Charges and Deductions--Premium Tax and Sales Charges" and "Policy Issuance Expense Charges."

MONTHLY DEDUCTION. The Policy Value will be reduced by a Monthly Deduction equal to the sum of (1) the monthly deduction referred to above under "Premium Tax Charge" and "Sales Charges," (2) a monthly cost of insurance charge, (3) the monthly cost of any optional insurance benefits added by rider, (4) an administrative expense charge, currently $6.00 per month, and (5) the charge for Policy issuance expenses discussed above. See "Charges and Deductions-- Monthly Deduction From Policy Value." Fortis Benefits expects to derive no profit from the charges set forth in (4) and (5) above.

RISK CHARGE. A daily charge at an annual rate of 1.00% of the average daily net assets attributable to Policies in each Subaccount of the Separate Account is imposed to compensate Fortis Benefits for its assumption of certain mortality and expense risks. See "Charges and Deductions--Charge for Mortality and Expense Risks."

Subject to certain limitations, the monthly administrative expense charge, the premium tax charge, the charge for certain optional insurance riders, the charge for Policy issuance expenses, and the amount of Minimum Premiums may be increased in the future. Fortis Benefits also reserves the right to raise the current premium tax charge assessed through periodic deductions to 3.0% and to impose charges for other taxes that may be payable and are attributable to the policies. Although is has no current plans to do so, Fortis Benefits reserves the right to deduct sales charges and premium tax charges directly from premiums up to a maximum of 5% and 2.5%, respectively. If Fortis Benefits does deduct these charges directly from premiums, the charges through periodic deductions will be reduced or eliminated. As to charges that may be imposed or increased in the future, see generally "Charges and Deductions."

DEATH BENEFIT

The Policy provides for the payment of a benefit upon the death of the Surviving Insured pursuant to one of two options, as selected in advance by the Policy owner. Under Death Benefit Option A, the death benefit is the Face Amount of the Policy. Under Death Benefit Option B, the death benefit is the Face Amount of the Policy plus the Policy Value on the date of death. If greater than the death benefit otherwise payable under Option A or Option B, an Alternative Death
Benefit equal to a multiple (determined by Age at death) of the Policy Value will be paid. See "Policy Benefits--Death Benefit." The death benefit payable will in any case be reduced by any outstanding Policy loan and any due and unpaid charges accrued during the Grace Period.

Subject to certain limitations and conditions, the Policy owner may (1) increase or, after the third Policy year, decrease the Face Amount of the Policy or (2) after the third Policy year change the death benefit, once a year, from Option A to Option B or from Option B to Option A. See "Changes in Face Amount" and "Change in Death Benefit Option" under "Policy Benefits." Any increase in the Face Amount or change in death benefit from Option A to Option B requires additional evidence of insurability satisfactory to Fortis Benefits. An increase in Face Amount requested by the Policy owner will result in additional charges. See "Premium Tax and Sales Charges,""Policy Issuance Expense Charges" and "Monthly Deduction From Policy Value" under "Charges and Deductions." A requested increase in Face Amount will also increase the monthly Minimum Premiums, See "Minimum Premiums" under "Payment and Allocation of Premiums--Premiums." Decreases in Face Amount result in a decrease in the monthly Minimum Premium. See "Policy Benefits--Changes in Face Amount."

OPTIONAL INSURANCE BENEFITS

A Policy owner has the flexibility to add optional insurance benefits by rider, to the extent available in the Policy owner's state. These optional benefits are described in Appendix A--"Optional Insurance Benefits."

BENEFIT AT MATURITY

Unless the Policy owner exercises an option to extend the maturity date of the Policy, the Policy matures on the date the younger insured reaches, or would have reached, Age 100. See "Other Policy Provisions--Option to Extend the Maturity Date." When the Policy matures, the Policy Value, less the amount of any outstanding Policy loan, will be paid to the Policy owner, upon return of the Policy.

POLICY LOANS

A Policy owner may in general borrow up to 90% of the difference between the Policy Value and the amount of any then-applicable Surrender Charge. The interest rate credited on loaned amounts is 4%, and the interest rate charged on loans is 5.66% per year, payable in advance, except to the extent that certain Policy owners may qualify for a lower loan interest rate. See "Loan Privileges."

SETTLEMENT OPTIONS

Any amount payable on death of the insured or other termination of a Policy may be received in cash or pursuant to one of several "settlement" options, at the election of the Policy owner or beneficiary. See Appendix A--"Optional Income Plans."

TAXES

For federal income tax purposes, under current law, Fortis Benefits believes that gains in Policy Value resulting from positive net investment returns will not be taxed to Policy owners until such gains are distributed to them.

Policy loan  interest  generally  is  not  deductible  for  federal  income  tax
purposes.   In  addition,  certain  Policy  loans,  Policy  pledges,  or  Policy assignments may constitute taxable distributions.

Also, certain changes under a Policy (such as changes in Face Amount, death benefit option, and perhaps other changes) or payment of premiums in excess of certain amounts may have significant tax consequences. Accordingly, Policy owners are strongly encouraged to consult competent tax advisers in this regard.

For a brief discussion of these and certain other tax implications of owning a Policy, see "Federal Tax Matters."

RIGHT TO RETURN A POLICY

The Policy owner may return the Policy by delivery or by mailing postmarked within 10 days after receipt (except where the Policy or state law requires a longer period), within 45 days after he or she signs Part I of the application for insurance, or within 10 days after receipt of a Notice of Withdrawal Right, whichever is the latest, and receive a refund within 7 days. Nevertheless, under Fortis Benefits' current administrative practice, the Notice of Withdrawal Right will continue to be accepted if its Date of Receipt is not more than 20 days after Fortis Benefits releases the Policy to an active status in its processing system, pursuant to its administrative and underwriting procedures. The amount refunded will be the amount of premiums paid. See "Policy Benefits--Changes in Face Amount" for a description of similar rights to cancel any increases in Face Amount.

HOW TO EXERCISE YOUR RIGHTS UNDER A POLICY

To exercise rights under a Policy, the owner must follow the procedures stated in the Policy. To request a loan, surrender, or partial withdrawal, the owner must utilize forms prepared by Fortis Benefits for each purpose; and it is recommended that Fortis Benefits' forms also be used for making any other change or request. The forms are available from your sales representative or from Fortis Benefits at its Home Office: P.O. Box 64582, St. Paul, MN 55164, 1-800-800-2638, extension 3028. Should a request be received for a loan, surrender or partial withdrawal that is not on Fortis Benefits' form, the proper form will be sent to the Policy owner, and, in the case of a total surrender, the owner will usually be contacted, as well. The completed forms, as well as any premium payments, loan and interest payments, and all other communications should also be submitted to Fortis Benefits' Home Office.

If a Policy owner has submitted a telephone authorization form which has been received by Fortis Benefits, transfers of Policy Value may be made by telephone. The number to call for this purpose is 1-800-800-2638, extension 3028. A Telephone Authorization Form is attached at the end of this Prospectus. Fortis Benefits will not be responsible for, and the Policy owner will bear the risk of loss from, oral instructions, including fraudulent instructions which are reasonably believed to be genuine. Fortis Benefits will employ reasonable procedures to confirm that telephone instructions are genuine, but if such procedures are not deemed reasonable, Fortis Benefits may be liable for any losses due to unauthorized or fraudulent instructions. Fortis Benefits' procedures are to verify address and social security number, tape record the telephone call and provide written confirmation of the transaction. Fortis Benefits reserves the right to modify, condition or terminate this telephone privilege at any time without prior notice.

Fortis Benefits reserves the right to require return of the Policy with any request which makes a change in the Policy. After effecting the requested change, Fortis Benefits will deliver a revised Policy to the Policy owner. Currently, however, Fortis Benefits requires the Policy to be returned only on maturity, total surrender or death of the Surviving Insured. If the Policy owner is unable to return the Policy because it has been lost or destroyed, Fortis Benefits will accept a written statement to that effect signed by the Policy owner in lieu of return of the Policy.

Unless the context indicates otherwise, the foregoing Summary and the discussion in the rest of this Prospectus assume that Net Cash Values are sufficient to pay all charges deducted on Monthly Anniversaries and that no Policy loans have been made.

THE SEPARATE ACCOUNT AND FORTIS SERIES FUND, INC.

THE SEPARATE ACCOUNT

The Separate Account, which is a segregated investment account of Fortis Benefits, was established as Variable Account C by Fortis Benefits pursuant to the insurance laws of Minnesota as of March 13, 1986. The Separate Account is used to fund the Policies, as well as certain other variable life insurance policies issued by Fortis Benefits. The assets allocated to the Separate Account are the property of Fortis Benefits. Although the Separate Account is an integral part of Fortis Benefits, the Separate Account is registered with the Securities and

Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Registration does not involve supervision of the management or investment practices or policies of the Separate Account or of Fortis Benefits by the Commission.

All income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Fortis Benefits. Each Policy provides that assets in the Separate Account representing reserves for variable life insurance policies shall not be chargeable with liabilities arising out of any other business of Fortis Benefits. Fortis Benefits contributed funds to establish various Subaccounts of the Separate Account and Fortis Benefits or its affiliated companies may accumulate in the Separate Account proceeds from charges under the Policies and other amounts in excess of the Separate Account assets representing Policy reserves. Fortis Benefits may from time to time transfer to its general investment assets any Separate Account assets in excess of amounts attributable to Policy reserves.

The assets in each Subaccount are invested in a distinct class (or series) of stock issued by Fortis Series, each representing a separate investment Portfolio within Fortis Series. New Subaccounts may be added as new Portfolios are added to Fortis Series and made available to Policy owners. Correspondingly, if any Portfolios are eliminated from Fortis Series, Subaccounts may be eliminated from the Separate Account.
FINANCIAL AND PERFORMANCE INFORMATION

The information presented below reflects the accumulation unit information for subaccounts of the Separate Account through December 31, 1995. Annual rates of return reflect Fortis Series Fund's expenses and investment gains and losses. They also reflect asset-based charges against the Separate Account, consisting of the 1.00% mortality and expense risk charge and the .35% premium tax and sales charge. They do not reflect current policy fees nor the cost of insurance or Surrender Charges (See "Charges and Deductions" for a full description of these charges). These charges reduce the performance quoted. The example below shows the effect of the performance quoted on death benefit and cash values.

NET ANNUAL RATES OF RETURN FOR ACCUMULATION UNITS OF SUBACCOUNTS

                                                                                                                    THROUGH
                                                                        CALENDAR YEAR                               DECEMBER
                                                                     THROUGH DECEMBER 31                            31, 1994
                                INCEPTION   ----------------------------------------------------------------------  -------
                                  DATE       1987     1988     1989     1990     1991     1992     1993     1994    1 YEAR
                                ---------   -------  -------  -------  -------  -------  -------  -------  -------  -------
Aggressive Growth.............    5/94         N/A      N/A      N/A      N/A      N/A      N/A      N/A     (2.65)%    N/A
International Stock...........    1/95         N/A      N/A      N/A      N/A      N/A      N/A      N/A      N/A      N/A
Global Growth.................    5/92         N/A      N/A      N/A      N/A      N/A      N/A     16.55%   (4.11)%   (4.11)%
Growth Stock..................    10/86       10.03%    3.23%   34.94%   (4.23)%   51.71%    1.78%    7.52%   (3.95)%   (3.59)%
Growth & Income...............    5/94         N/A      N/A      N/A      N/A      N/A      N/A      N/A      0.95%    N/A
Global Asset Allocation.......    1/95         N/A      N/A      N/A      N/A      N/A      N/A      N/A      N/A      N/A
Asset Allocation..............    4/87         N/A      2.56%   22.25%    0.82%   26.16%    5.70%    8.51%   (1.47)%   (1.47)%
Global Bond...................    1/95         N/A      N/A      N/A      N/A      N/A      N/A      N/A      N/A      N/A
High Yield                        5/94         N/A      N/A      N/A      N/A      N/A      N/A      N/A     (1.54)%    N/A
Diversified Income............    5/88         N/A      N/A     10.98%    7.60%   13.33%    5.83%   11.44%   (6.34)%   (6.34)%
U.S. Gov't Securities.........    11/86        0.43%    5.17%   11.74%    6.67%   13.03%    4.90%    8.18%   (7.54)%   (7.54)%
Money Market..................    11/86        4.57%    5.54%    8.17%    6.61%    4.69%    2.15%    1.57%    2.70%    2.70%


                                                     AVG
                                                    SINCE
                                3 YEARS   5 YEARS  INCEPTION
                                --------  -------  -------
Aggressive Growth.............     N/A      N/A     (2.65 )%
International Stock...........     N/A      N/A      N/A
Global Growth.................     N/A      N/A      8.05 %
Growth Stock..................     1.68 %   8.84 %  10.38 %
Growth & Income...............     N/A      N/A      0.95 %
Global Asset Allocation.......     N/A      N/A      N/A
Asset Allocation..............     4.16 %   7.53 %   6.90 %
Global Bond...................     N/A      N/A      N/A
High Yield                         N/A      N/A     (1.54 )%
Diversified Income............     3.37 %   6.14 %   6.70 %
U.S. Gov't Securities.........     1.61 %   4.81 %   5.20 %
Money Market..................     2.14 %   3.53 %   4.46 %

------------------------
Wall  Street  Series  Last   Survivor  was  not  offered   for  sale  prior   to
              .

Example: If the insureds under the Policy were a male, Age 55, and a female, Age 53, and the Policy owner invested $10,000 annually in a Death Benefit Option A Policy, it would have provided the following benefits as of December 31, 1995, for the time periods and subaccounts indicated:

                                                         ONE YEAR                              THREE YEARS
                                          --------------------------------------  --------------------------------------
                                             POLICY     SURRENDER      DEATH                    SURRENDER      DEATH
                                             VALUE        VALUE       BENEFIT     POLICY VALUE    VALUE       BENEFIT
                                          ------------  ---------  -------------  ------------  ---------  -------------
Aggressive Growth.......................
International Stock.....................
Global Growth...........................
Growth Stock............................
Growth & Income.........................
Global Asset Allocation.................
Asset Allocation........................
Global Bond.............................
High Yield..............................
Diversified Income......................
U.S. Gov't Securities...................
Money Market............................

                                                        FIVE YEAR                            SINCE INCEPTION
                                          --------------------------------------  --------------------------------------
                                             POLICY     SURRENDER      DEATH                    SURRENDER      DEATH
                                             VALUE        VALUE       BENEFIT     POLICY VALUE    VALUE       BENEFIT
                                          ------------  ---------  -------------  ------------  ---------  -------------
Aggressive Growth.......................
International Stock.....................
Global Growth...........................
Growth Stock............................
Growth & Income.........................
Global Asset Allocation.................
Asset Allocation........................
Global Bond.............................
High Yield..............................
Diversified Income......................
U.S. Gov't Securities...................
Money Market............................

These benefits will differ for other insureds. They will differ according to differences in investment allocation, premium timing and amount, death benefit type and amount as well as Age and underwriting classification of the insureds. Because the Policies are insurance policies, actual performance should always be considered in context with the level of death benefit and cash values.

The performance data is historical; future performance will vary.

FORTIS SERIES FUND, INC.

Fortis Series is a "series" type of mutual fund which is registered with the Securities and Exchange Commission as a diversified open-end management investment company under the 1940 Act. Fortis Series has served as the investment medium for the Separate Account since the Separate Account commenced operations. Fortis Series is also an investment medium for Variable Account D of Fortis Benefits, through which variable annuity contracts are issued. Although Fortis Benefits does not foresee any material conflicts between the interests of Policy owners and variable annuity contract owners, Fortis Series' Board of Directors will monitor to identify any material irreconcilable conflicts that may develop and to determine what action, if any, should be taken in response. If it becomes necessary for any separate account to replace shares of any Portfolio with another investment, the Portfolio may have to liquidate securities on a disadvantageous basis.

Fortis Benefits  purchases and  redeems Fortis  Series shares  for the  Separate
Account at their net asset value without the imposition of any sales or redemption charges. Such shares represent interests in the Portfolios of Fortis Series, each of which corresponds to one of the Subaccounts of the Separate Account. Any dividend or capital gain distributions received from a Portfolio that are attributable to Policies will be reinvested in shares of that Portfolio at net asset value as of the date paid. Such distributions will have the effect of reducing the net asset value of each share of the Portfolio and increasing the number of Portfolio shares outstanding. However, the total Policy Value in the corresponding Subaccount will not change as a result of any such distribution.

Fortis Series' Portfolios are the Aggressive Growth, International Stock Series, Global Growth, Growth Stock, Growth and Income, Global Asset Allocation Series, Asset Allocation, High Yield, Global Bond Series, Diversified Income, U.S. Government Securities and Money Market Series. A full description of the Portfolios, their investment policies and restrictions, their charges, the risks attendant to investing in them, and other aspects of their operations is contained in the prospectus for Fortis Series accompanying the Prospectus and in the Statement of Additional Information referred to therein. The complete risk disclosure in the Prospectus for the Global Asset Allocation Series, Asset Allocation, the High Yield Series, and the Diversified Income Series should be read before selection of them for Policy investment.

POLICY BENEFITS

DEATH BENEFIT

As long as the Policy remains in force, Fortis Benefits will, upon due proof of the Surviving Insured's death and return of the Policy, pay the insurance proceeds of the Policy to the named beneficiary. Fortis Benefits will pay interest from the date of death to the date of commencement of any optional income plan or to the date of distribution at a minimum of 3 1/2% per annum. See Appendix A--"Optional Income Plans."

The insurance proceeds are: (1) the death benefit provided under Option A or Option B, whichever is in effect on the date of death, plus (2) any additional insurance on the Surviving Insured's life that is provided by rider, minus (3) any outstanding Policy loan and any due and unpaid charges accruing during a Grace Period, plus (4) any loan interest paid by the Policy owner for periods beyond the date of death.

DEATH BENEFIT OPTIONS

The Policy owner selects one of the two below-described death benefit options in the application and can, after the third Policy year, change the option once each Policy year, by written request. See "Change in Death Benefit Option," below.

OPTION A. The death benefit is equal to the Face Amount of insurance.

OPTION B. The death benefit is equal to the Face Amount of insurance plus the Policy Value at the date of the Surviving Insured's death.

ALTERNATIVE DEATH BENEFIT. Under either Option A or Option B, there is an Alternative Death Benefit which applies if it provides a death benefit greater than the death benefit option chosen. The Alternative Death Benefit is a multiple of the Policy Value at the date of death as set forth in the table below.

                    AGE OF SURVIVING  MULTIPLE OF
                    INSURED AT DEATH  POLICY VALUE
                    ----------------  ------------
                       40 or less         2.50
                           45             2.15
                           50             1.85
                           55             1.50
                           60             1.30
                           65             1.20
                           70             1.15
                           75             1.05
                           80             1.05
                           85             1.05
                           90             1.05
                           95             1.00

For Ages not listed, the progression between the listed Ages is constant.

Both Option A and Option B provide insurance protection, as well as possible build-up of Policy Value. Under Option A, the insurance coverage remains level, unless the Alternative Death Benefit applies. Under Option B, the insurance coverage varies as the Policy Value changes.

For any Face Amount, the death benefit under Option B will be greater than or equal to that under Option A, since the Policy Value is added to the Face Amount and included in the death benefit under Option B but not under Option A. However, the cost of insurance included in the Monthly Deduction (see "Charges and Deductions--Monthly Deduction From Policy Value") will be greater, and thus the accumulation of Policy Value will be lower, under Option B than under Option A, assuming the same Face Amount and otherwise identical Policies. See Appendix B--"Illustrations of Death Benefits, Policy Values, Surrender Values and Accumulated Premiums."

ACCELERATED BENEFIT RIDER

The Accelerated Benefit Rider will be issued as a part of all Policies issued in a state that has approved such rider. The Accelerated Benefit Rider allows a Policy owner to receive benefits from the Policy that would be otherwise payable upon the death of the Surviving Insured. The benefit may vary state-by-state and a Fortis Benefits representative should be consulted as to whether, and to what extent, the rider is available in any particular state.

The Accelerated Benefit Rider allows the Policy owner to elect an accelerated payment of all or part of the death benefit under the Policy and any term insurance rider that is less than two years prior to the original expiry or maturity date. The election can only be made after the death of one of the insureds. The accelerated payment will be discounted for twelve months' interest and will be reduced by any outstanding loan if not otherwise paid, multiplied by the percentage of the eligible amount which is accelerated. The interest rate discount will be equal to the lesser of (1) the applicable federal interest rate determined under Section 846(c)(2) of the Internal Revenue Code; (2) the current maximum statutory adjustable policy loan interest rate; or (3) 10%. Fortis Benefits can furnish details about the amount of the benefit under the Accelerated Benefit Rider available to an eligible Policy owner under a particular Policy. The benefits paid under the Accelerated Benefit Rider are available when Fortis Benefits has received written notice and satisfactory proof (a certificate by a doctor) that the Surviving Insured has a life expectancy of twelve months or less due to an irreversible medical condition. The benefit will be paid in a lump sum unless otherwise agreed to by Fortis Benefits.

The payment of a benefit must be approved in writing by any irrevocable beneficiary and any collateral assignee. No benefit is available if the Surviving Insured's irreversible medical condition results from self-inflicted injury and such injury occurs within the first two policy years (one year in Colorado and North Dakota). If such injury occurs beyond such period, the amount that may be requested may not include any part of the death benefit that was first effective within a two year period (one year in Colorado and North Dakota) prior to such injury.

All or part of the eligible amount may be accelerated under the Accelerated Benefit Rider. If the death benefit is only partially accelerated, a Face Amount at least equal to the minimum Face Amount required for the Policy or rider must remain under the Policy or rider. The benefit payable must be at least $2,500.00, or if smaller the entire eligible amount. If the entire eligible amount is accelerated, the Policy or rider will terminate. If the entire eligible amount is paid on the person who is insured under the base Policy, any rider on the Policy that provides insurance on the life of any other person will be administered according to the provisions in the rider concerning the death of the person insured under the base Policy.

The maximum amount of any benefit payable under a Policy and all of the policies issued by Fortis Benefits under any other Accelerated Benefit Rider on such policies is $500,000.

If only a portion of the eligible amount is paid, the Policy and/or rider will remain in force. The amount of insurance, and the loan amount and Surrender Value if the benefit is paid on the death benefit provided by the base Policy, of the Policy or rider will be reduced as of the date of approval of the benefit request by the percentage of the eligible amount which is accelerated. The monthly Minimum Premiums and cost of insurance will be adjusted as if (1) a loan repayment were made equal to the reduction in the loan amount, (2) a withdrawal were made equal to the reduction in Surrender Value, and (3) a face amount decrease were made equal to the difference between the accelerated eligible amount and the face amount decrease caused by withdrawal.

There is no charge for this rider provision as a part of your policy. However, an administrative fee (not to exceed $300) will be charged at the time the benefit is paid. The current fee is $50.

Fortis Benefits agrees that unless otherwise required by law, no benefit will be paid if the Policy owner is required to elect it in order to meet the claims of creditors or to obtain a government benefit. Receipt of payment of a benefit under the Accelerated Benefit Rider may affect eligibility for government sponsored benefit programs, such as Medicaid and Supplemental Security Income. The rider can be terminated by request.

The Accelerated Benefit Rider is not a long term care rider or nursing home insurance rider. The amount this rider pays may not be enough to cover medical, nursing home or other bills. The benefit can be used for any purpose.

Having the Accelerated Benefit Rider as a part of the Policy has no adverse tax consequences. However, electing to use it could. Although there currently are proposed IRS regulations which would treat a benefit received under the Accelerated Benefit Rider for income tax purposes like a death benefit received by a beneficiary after the death of an insured, receipt of a benefit under the Accelerated Benefit Rider may give rise to a Federal or State income tax. A competent tax adviser should be consulted for further information.

CHANGES IN FACE AMOUNT

INCREASE. A Policy owner may at any time increase the Face Amount of a Policy, subject to the conditions discussed below.

The minimum Face Amount increase is currently $5,000, and all other requirements are as if the increase were a separate Policy. Increases in Face Amount may be made only if the Surrender Value after the increase is large enough to cover at least the Monthly Deduction for the Policy month following the increase. Any increase may require that additional evidence of insurability be submitted to Fortis Benefits. No Face Amount increase will be permitted if benefits are being paid under the terms of a Waiver of Monthly Deductions Rider or the Waiver of Selected Amount Rider. See Appendix A--"Optional Insurance Benefits." Fortis Benefits reserves the right to establish different maximum or minimum amounts for future Face Amount increases.

Following a Face Amount increase requested by the Policy owner, additional sales and issuance charges will be applicable. See "Charges and Deductions--Premium Tax and Sales Charges" and "Other Policy Issuance Expense Charges." An increase in Face Amount requested by the Policy owner also will increase the monthly Minimum Premium. See "Minimum Premiums" under "Payment and Allocation of Premiums--Premiums."

The Policy owner may cancel the Face Amount increase. The cancellation request must be delivered or mailed to Fortis Benefits by letter postmarked (1) within 10 days after receipt of a Policy schedule amendment reflecting any requested Face Amount increase, (2) within 45 days after the Policy change application for such increase is signed, or (3) within 10 days after receipt of a Notice of Withdrawal Right, whichever is latest. Upon such a cancellation, Monthly Deductions, including rider costs, arising from the increase are credited to the Policy Value. No premiums paid will be refunded, except that Fortis Benefits will promptly refund premiums to the extent necessary to cure any violation of the then current maximum premium limitations under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). See "Payment and Allocations of Premiums--Premiums." The Surrender Charge and the monthly Minimum Premium will be adjusted to the level they would have been in the absence of the Face Amount increase.

Also, during the first two years following a Face Amount increase requested by a Policy owner, the Policy owner may transfer all or part of the Policy Value to the General Account without charge. See "Policy Value Transfers" under "Payment and Allocation of Premiums--Allocation of Premiums and Policy Values." Such a transfer to the General Account could be made, for example, in the amount of any premiums paid which are deemed attributable to the increase. See "Charges and Deductions--Premium Tax and Sales Charges" and "Other Policy Issuance Expense Charges" regarding the method of such attribution.

DECREASE. After the third Policy year, the Policy owner may request a decrease in the Face Amount of the Policy. Also, no face amount decrease is allowed in the first year following a Face Amount increase requested by the Policy owner.

The Face Amount remaining in force after any requested decrease may not be less than $100,000. No decrease in the Face Amount will be permitted if it would result in any violation of the then current maximum premium limitations under
Section 7702 of the Code. The monthly Minimum Premium will also be reduced. See "Minimum Premiums" under "Payment and Allocation of Premiums--Premiums."

EFFECTIVE DATE. Any Face Amount increase or decrease will become effective on the Monthly Anniversary on or next following (1) the Date of Receipt of the request or (2) if evidence of insurability is required, the date Fortis Benefits approves the request. Nevertheless, there will be no insurance coverage under any change in Face Amount or other change in benefits requiring evidence of insurability, unless, at the time of delivery of a Policy schedule amendment reflecting the change in benefits, the insureds' health remain as stated in the application for the change.

Commencing on its effective date, a change in the Face Amount generally will also affect the Net Amount at Risk and may affect the insureds' rate class, both of which affect a Policy owner's monthly cost of insurance charge. (Net Amount at Risk is the difference in amount between the death benefit and the Policy Value.) See "Rate Class" under "Charges and Deductions--Monthly Deduction from Policy Value." This in turn can affect the level of subsequent Policy Values and death benefits.

CHANGE IN DEATH BENEFIT OPTION

After the third Policy year, the death benefit option in effect may be changed once each Policy year by sending a written request in form acceptable to Fortis Benefits at its Home Office. The effective date of any such change will be the Monthly Anniversary on or following (1) the Date of Receipt of the request or
(2) if evidence of insurability is required, approval by Fortis Benefits.

A change from Option A to Option B requires evidence of insurability and results in an automatic reduction in the Face Amount by the amount of Policy Value on the effective date of the change. This change may not be made if it would result in a Face Amount which is less than the minimum Face Amount, which is $100,000. Nor will a change in death benefit option be permitted if it results in any violation of the then current maximum premium limitations under Section 7702 of the Code. See "Payment and Allocation of Premiums-- Premiums."

A change from Option A to Option B will not alter the death benefit at the time of the change, but will affect the determination of the death benefit from then on. Since, from then on, the Policy Value will be added to the new Face Amount, the death benefit will vary with the Policy Value. Moreover, under Option B, the Net Amount at Risk will not vary unless the Alternative Death Benefit is in effect. Therefore, after a change from Option A to Option B, the cost of insurance will generally be higher if the Policy Value increases, but lower if the Policy Value decreases. See "Charges and Deductions--Monthly Deductions From Policy Value."

Although a change from Option A to Option B results in an automatic reduction in Face Amount, it will not result in any change in the charges from premium tax, sales or issuance expenses or in the monthly Minimum Premium.

If the death benefit option changes from Option B to Option A, the Face Amount will be increased by the amount of the Policy Value on the effective date of the change. The death benefit will not be altered at the time of the change.
However, the change in death benefit option will continue to affect the determination of the death benefit from then on, because the Policy Value will no longer be added to the Face Amount in determining the death benefit. Therefore, after a change from Option B to Option A, the cost of insurance charges will generally be lower if the Policy Value increases but higher if the Policy Value decreases. See "Charges and Deductions--Monthly Deductions From Policy Value."

Although a change from Option B to Option A results in an automatic increase in the Face Amount of a Policy, no additional sales charge or expense charge will be imposed as a result of such a change, and no evidence of insurability will be required. Nor will there be any change in the monthly Minimum Premium under a Policy or any right to a refund of charges upon cancellation of the Face Amount increase.

POLICY SPLIT OPTION

POLICY SPLIT OPTION. The Policy owner may elect to split the Policy and purchase two individual Fortis Benefits VUL policies; one on the life of each insured. This election may be exercised only by written notice to Fortis Benefits' Home Office within 180 days following either: (1) The date of entry of a final decree of divorce with respect to the joint insureds; or (2) The effective date of a change in the Federal estate tax laws that would reduce or eliminate the unlimited marital deduction; or (3) Written confirmation of a dissolution of a business partnership or closely held corporation in which the joint insureds are partners or shareholders.

There is a 60-day waiting period after divorce or business dissolution before the option can be elected. The new policies will be issued subject to the following terms and conditions:

1.  There will be no new evidence of insurability required.

2. Premiums, charges, and bonuses for the new policies will be based on each insured's attained age and current rate class.

3. Unloaned policy values, and the face amount of the Policy, excluding any riders, will be divided equally between the new policies, unless a different percentage is specified in the Policy schedule for the Policy. An unequal split is allowed only at the discretion of Fortis Benefits upon issuance of the Policy.

4.  Loans must be paid at the time of the Policy division.

5. The guaranteed death benefit provision in the new policies, if any, will consider the transferred policy value as premiums paid and ignore past premiums.

6. In no event may the combined death benefits of the new policies exceed that provided under the Policy. A withdrawal of policy value from the Policy will be made to prevent this from occurring.

7. Riders on the new policies will be allowed at the discretion of Fortis Benefits, and only if evidence of insurability is provided.

8. The owner and beneficiary of the new policies will be the same as under the Policy, unless the Policy owner specifies otherwise.

9. Any existing incontestable or suicide period under the Policy will continue under the two new policies.

The Joint Severance Option is not available if any of the following occur:

1. Either insured is deceased or considered "uninsurable" pursuant to Fortis Benefits' underwriting guidelines.

2. The combined rating of the insureds, as indicated in the Policy schedule, is more than Table 4.

3. Either insured is older than the issue age of the new policy's maximum issue age.

4.  The Policy is in the grace period.

5.  The Policy is receiving benefits from any disability rider.

Exercise of this option is treated as a taxable transaction. The Policy owner should consult a tax adviser before exercising this option.

POLICY VALUE

The total Policy Value at any time is the sum of the Policy Values in the General Account (see Appendix D--"The General Account" and "Loan Privileges") and the Subaccounts of the Separate Account at such time.

The Policy Value in the Separate Account may increase or decrease on each Valuation Date, depending on the investment return of the chosen Subaccounts. See "Separate Account Net Investment Return," below. "Valuation Dates" are all business days, except, with respect to any Subaccount, days on which the related Fortis Series Portfolio does not value its shares. Valuations for any date other than a Valuation Date will be determined as of the next Valuation Date.

PREMIUM BASED BONUSES AND CASH VALUE BONUSES

PREMIUM BASED BONUSES. A premium based bonus will be paid by Fortis Benefits starting at the end of the seventh Policy year. The amount of the bonus is a percentage of the lesser of (a) or (b), the result divided by the Policy duration, where: (a) is the sum of all premiums paid less any withdrawals and loans; and (b) is the sum of all monthly Maximum Bonus Premiums to date. The current percentage and durations are as follows:

CURRENT PREMIUM BASED BONUS PERCENTAGES

                             OPTION A PERCENTAGES      OPTION B PERCENTAGES
AGE OF                        END OF POLICY YEAR        END OF POLICY YEAR
YOUNGEST INSURED           ------------------------  ------------------------
AT ISSUE                   0-6   7    8   9-18  19+  0-6   7    8   9-18  19+
-------------------------  ---  ---  ---  ----  ---  ---  ---  ---  ----  ---
18-41....................    0%   2%   4%    7%  7 %   0%   4%   8%   12% 12 %
41-54....................    0    2    4     9   9     0    4    8    16  16
55 +.....................    0    2    4    11  11     0    4    8    20  20

Maximum Bonus Premiums with respect to a policy or a benefit change generally is the estimated premium payment which would keep the policy (a benefit change) in force to the younger insured's Age 85, without regard to substandard risks or riders.

Subject to the guaranteed minimums set forth below, Fortis Benefits reserves the right in its sole discretion to reduce the rate of Premium Based Bonuses. Policy owners will be given one year's notice before any such reduction takes effect. Fortis Benefits guarantees Premium Based Bonuses for eligible Policies at specified rates. The guaranteed rates are based on the younger insured's Age at Policy issue, as follows:

GUARANTEED PREMIUM BASED BONUSES PERCENTAGES

                             OPTION A PERCENTAGES      OPTION B PERCENTAGES
AGE OF                        END OF POLICY YEAR        END OF POLICY YEAR
YOUNGEST INSURED           ------------------------  ------------------------
AT ISSUE                   0-6   7    8   9-18  19+  0-6   7    8   9-18  19+
-------------------------  ---  ---  ---  ----  ---  ---  ---  ---  ----  ---
18-41....................
41-54....................
55 +.....................

Premium Based Bonuses are guaranteed only to the extent allowed by the state in which the Policy is issued.

CASH VALUE BONUSES. Fortis Benefits will credit Cash Value Bonuses on each monthly anniversary after the monthly deduction is made, at an annual rate, as set forth below:

ANNUAL RATE OF CASH VALUE BONUSES AS A PERCENT OF UNLOANED POLICY VALUE

                                                    BAND 1                        BAND 2                        BAND 3
            SURRENDER VALUE               ---------------------------   ---------------------------   ---------------------------
               ON DATE OF                 POLICY YEARS   POLICY YEARS   POLICY YEARS   POLICY YEARS   POLICY YEARS   POLICY YEARS
             MONTHLY BONUS                   1 - 19      20 AND LATER      1 - 19      20 AND LATER      1 - 19      20 AND LATER
          --------------------            ------------   ------------   ------------   ------------   ------------   ------------
$0 - $9,999                                   .00%           .35%           .00%           .35%           .00%           .35%
$10,000 - $24,999                             .05%           .40%           .05%           .45%           .05%           .40%
$25,000 - $74,999                             .10%           .45%           .15%           .55%           .20%           .55%
$75,000 or more                               .15%           .50%           .20%           .55%           .35%           .70%

For purposes of calculating the Cash Value Bonus percentage, the average Face Amount of the Policy from issuance to the point of the bonus payment will be used to determine the Policy Band. For example, if the Policy had a Face Amount of $1 million for 18 months, $500,000 for 60 months, and $2 million for 6 months, the policy has an average Face Amount of (18 x $1,000,000) + (60 x $500,000) + (6 x $2,000,000) DIVIDED BY 84= $714,285 or Band 1.

As shown above, the annual rate for Cash Value Bonuses is increased by .35% after the 19th Policy year. Thus, the daily charge is completely offset after the nineteenth Policy year by payment of the Cash Value Bonuses.

Cash Value Bonuses are guaranteed only to the extent allowed by the state in which the Policy is issued.

ALLOCATION AND EFFECTS. Any Premium Based Bonus and Cash Value Bonus will be allocated among the General Account and the Subaccounts of the Separate Account on a Pro Rata Basis. Following such allocation, these amounts will be credited with investment performance and otherwise be treated the same as any other amounts allocated to the Subaccounts or the General Account, as the case may be. Thus, for example, any Premium Based Bonus or Cash Value Bonus will increase the Option B (but not the Option A) death benefit under the Policy. Under an Option A death benefit, Premium Based Bonus and Cash Value Bonuses will result in reduced cost of insurance charges.

Also, like any other increase in Policy Value, Premium Based Bonuses and Cash Value Bonuses, if allocated to the Separate Account, will be subject to the generally applicable mortality and expense risk charge and Fortis Series expenses. These asset-based charges are, in effect, amounts that the Policy owner pays for investing assets attributable to Premium Based Bonuses and Cash Value Bonuses in the Separate Account. There is no assurance that Separate Account investment performance earned on Premium Based Bonuses and Cash Value Bonuses will be sufficient to offset these charges. This would depend to some extent on the timing of the Premium Based Bonuses and Cash Value Bonuses, because these factors indirectly determine the amount of return that would be credited. A Policy owner who wishes to avoid the risk of not earning a rate of return greater than the rate of asset-based charges can allocate amounts attributable to Premium Based Bonuses and Cash Value Bonuses to Fortis Benefits' General Account. The Policy owner would also have a considerable degree of assurance in this regard by allocating amounts attributable to Premium Based Bonuses and Cash Value Bonuses to the Money Market Subaccount of the Separate Account.

CALCULATION OF SEPARATE ACCOUNT POLICY VALUE

On each Valuation Date, the Policy Value in a Subaccount of the Separate Account will be:

(1) The cumulative amount of premiums allocated to the Subaccount; plus

(2) The amount of all Premium Based Bonuses and Cash Value Bonuses credited to the Subaccount (see "Policy Benefits-- Premium Based Bonuses and Cash Value Bonuses"); plus

(3) All amounts transferred to the Subaccount from the General Account or from another Subaccount; minus

(4) Any amounts transferred from the Subaccount to the General Account or to another Subaccount; minus

(5) Any partial withdrawal from the Subaccount; minus

(6) The amount of any daily deductions for premium tax and sales charges (see "Charges and Deductions" and "Premium Tax and Sales Charges") allocated to the Subaccount; minus

(7) The portion of the cumulative Monthly Deductions allocated to the Subaccount (see "Charges and Deductions--Monthly Deductions From Policy Value" and "Policy Issuance Expense Charges"); plus

(8) The cumulative net investment return (discussed below) on the amount of Policy Value in the Subaccount from time to time.

The Policy's total Policy Value in the Separate Account is the sum of the Policy Values in each Subaccount, which have no guaranteed minimum.

SEPARATE ACCOUNT NET INVESTMENT RETURN

The net asset value for each Fortis Series Portfolio is determined as of the close of regular trading on the New York Stock Exchange ("NYSE"), on each
Valuation Date. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time.

Each Subaccount is credited with a rate of net investment return equal to its gross rate of investment return during each Valuation Period less (1) an adjustment for the Separate Account's charge for mortality and expense risks (at an annual rate of 1.00%) and (2) a charge for Fortis Benefits' income taxes, if any such tax charge becomes necessary in the future (see "Federal Tax Matters--Taxation of Fortis Benefits"). Each Subaccount's gross rate of investment return during a Valuation Period is the rate of increase or decrease in the per share net asset value of the underlying Fortis Series Portfolio over the Valuation Period, adjusted upward to take appropriate account of any dividends or distributions paid by the Portfolio during this period.

A "Valuation Period" is the period between two successive Valuation Dates, commencing at the close of regular trading on the NYSE on each Valuation Date and ending at the close of regular trading on the NYSE on the next succeeding Valuation Date. Depending primarily on the investment experience of the underlying Portfolio, a Separate Account Subaccount's net investment return may be either positive or negative during a Valuation Period. Subject to applicable legal requirements, Fortis Benefits reserves the right to change the times of day when values under a Policy are determined.

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

Individuals wishing to purchase a Policy must complete an application which will be sent to Fortis Benefits' Home Office. Currently the minimum Face Amount of insurance for which a Band 1 Policy may be issued is $100,000, $1,000,000 for a Band 2 Policy, and $5,000,000 for a Band 3 Policy. A Policy will generally be issued to insureds Age 18-85 who supply evidence of insurability satisfactory to Fortis Benefits.

Acceptance of an application is subject to Fortis Benefits underwriting guidelines and Policy approval procedures. Any premium payments for a Policy that never goes into effect, or that is subsequently revoked, will be returned without interest.

If the proposed insureds meet certain health requirements, Fortis Benefits will issue temporary term life insurance to cover the period before the Policy goes into effect. Temporary insurance will be issued only if the initial premium payment has been paid with the application and the amount of temporary insurance coverage will not exceed $250,000 under all applications for the proposed insureds pending with Fortis Benefits and any other insurers. If a temporary insurance benefit is paid, a premium for the amount of temporary coverage from the date of its issue to the date of death will be charged. Temporary coverage is subject to certain other conditions, including special limits for temporary coverage of certain optional benefits provided by rider, and is for a maximum of ninety days. Except as otherwise provided in any temporary insurance agreement, there will be no insurance coverage under a Policy unless at the time the Policy is delivered the insureds' health is the same as stated in the application.

The Policy Date is the date used to determine Policy Anniversaries and Monthly Anniversaries, regardless of when the Policy is delivered. The Policy Date is also when Monthly Deductions commence. When temporary insurance has been provided, the Policy Date will ordinarily be the date of part I of the application, except that if that date is the 29th through the 31st of any month, the Policy Date will be the first of the next month. When no temporary insurance has been provided, the Policy Date will ordinarily be three days after the date the application is approved, except that if that date is the 29th through 31st of any month, the Policy Date will be the first of the next month. A later Policy Date will result in monthly deductions being taken out later and investment performance on any premium payment being reflected in the Separate Account later. A prospective purchaser may request a Policy Date later than that which otherwise would apply, subject to Fortis Benefits' current administrative policies. No interest or other return on premium payments will be credited prior to the Policy Date, however.

Notwithstanding the general procedures outlined above, the purchaser may, subject to Fortis Benefits' current administrative policies and state insurance law requirements, request a Policy Date up to six months prior to the date the Policy is issued, for the purpose of preserving a younger Age of an insured person under the Policy. In many cases, a younger Age will result in a smaller monthly Minimum Premium, lower cost of insurance rates and lower Surrender Charges. An earlier Policy Date will also result in a correspondingly earlier commencement of Monthly Deductions. If an earlier Policy Date is requested, all monthly Minimum Premiums commencing with that date, plus the amount of initial premium payment that otherwise would be required, must be paid before the Policy will be issued.

In other cases, unless otherwise requested, if an insured's birthday falls between the date of an application and the date the Policy is approved, the Policy Date will generally be set early enough to preserve the younger Age.

PREMIUMS

PAYMENT OF PREMIUMS. At the time of Policy issuance, the Planned Periodic Premium must be, on an annualized basis, at least the greater of (1) $2,000, or
(1) twelve monthly Minimum Premiums. For purposes of this requirement, the Planned Periodic Premiums are assumed to be level in the first policy year. The initial premium payment must cover all monthly Minimum Premiums from the Policy Date to the next billing date, generally after the Policy is mailed for delivery, and must be paid before a Policy will take effect. If the Planned Periodic Premium is paid monthly, at least two months' Planned Periodic Premiums must be paid.

Subject to Fortis Benefits' guidelines, each Policy owner will determine a Planned Periodic Premium schedule that provides for the payment of level premiums at specified intervals for the life of the Policy. (If desired, these may be paid by means of automatic monthly drafts on the Policy owner's checking account.) The Policy owner, however, is not required to pay premiums in accordance with the Planned Periodic Premium schedule, except to the extent described above with respect to the initial premium payment. THE PAYMENT OF PLANNED PERIODIC PREMIUMS WILL NOT GUARANTEE THAT THE POLICY REMAINS IN FORCE. Instead, the duration of the Policy depends upon the Net Cash Value. See "Payment and Allocation of Premiums--Policy Lapse and Reinstatement."

Subject to the limitations described below, a Policy owner may make additional premium payments at any time in any amount.

The total of all premiums paid may never exceed the then current maximum premium limitations under Section 7702 of the Code. If at any time a premium is paid that would result in any violation of the then current maximum premium limitations, Fortis Benefits will accept only that portion of the premium that will make total premiums equal to the limit. Fortis Benefits will promptly refund any such excess, unless the Policy owner directs otherwise. Any amount so refunded will include any positive net investment performance attributable to such amount prior to refund. The amount of any positive net investment performance refunded will constitute ordinary income to the Policy owner for federal income tax purposes.

Fortis Benefits reserves the right to impose additional limits on the number or amount of premium payments. Fortis Benefits currently has no intention of imposing such limits except when the Alternative Death Benefit is in effect. See "Policy Benefits--Death Benefit Options."

GUARANTEED DEATH BENEFIT. A Policy is guaranteed not to lapse if, as of each Monthly Anniversary, the cumulative amount of premiums paid to date, less the amount of any outstanding Policy loans and cumulative partial withdrawals taken by the Policy owner, at least equals the cumulative monthly Minimum Premiums. For purposes of this calculation, paid premiums, Minimum Premiums, and partial withdrawals are assumed to accumulate at an effective annual rate of 4%. Paid premiums and Minimum Premiums are assumed to be paid at the beginning of the Policy year in which they are paid. Partial withdrawals are assumed to be taken at the end of the year. This guarantee will be for the lesser of 10 years from the Policy Date or until the younger insured's Age 75 (or for 5 years if the younger insured is Age 70 or more at issue). The guarantee if either insured is rated for higher mortality is for five years. This guarantee period may be extended by an optional rider. See Appendix A--"Optional Insurance Benefits."

If, on any Monthly Anniversary, the Minimum Premiums necessary to keep this Guaranteed Death Benefit in force have not been paid, Fortis Benefits will send the Policy owner a notice of the minimum amount required to be paid. The Guaranteed Death Benefit will terminate if at least this amount is not paid, or if the Date of Receipt by Fortis Benefits of this amount is not prior to the next Monthly Anniversary. Any Grace Period under the Policy will end on the date otherwise provided in the Policy, but in no event earlier than the Monthly Anniversary following lapse of the Guaranteed Death Benefit. Once the Guaranteed Death Benefit terminates, it may not be reinstated.

MINIMUM PREMIUMS. The monthly Minimum Premium with respect to a Policy or benefit change generally is the estimated monthly premium payment which would keep the Policy (or benefit change) in force for 20 years based on (1) the insureds' then-current Ages, sex, and smoking habits and (2) reasonable assumptions for interest, costs of insurance, and other charges. If an additional Guaranteed Death Benefit Rider is selected, the monthly Minimum Premium will be one that is sufficient to keep the Policy in force for the extended guarantee period provided for by the rider, based on the assumptions set out above. If the younger insured is Age 65 or over at issue, the monthly Minimum Premium will be one that is sufficient to keep the Policy in force for 10 years. For insureds rated for higher mortality, it will be reduced to one that is sufficient to keep the Policy in force for five years. The smallest monthly Minimum Premium for a Policy without substandard risks or optional riders is $25. Fortis Benefits reserves the right to change the monthly Minimum Premium, although any such change would affect only subsequent increases in the monthly Minimum Premium due to changes in benefits.

Starting with the Monthly Anniversary when any Face Amount increase requested by the Policy owner becomes effective, the monthly Minimum Premium will include an additional amount attributable to the increase above the Face Amount on which the previous monthly Minimum Premium was computed.

Starting with the Monthly Anniversary when any Face Amount decrease requested by the Policy owner becomes effective, the monthly Minimum Premium will be reduced by an amount attributable to the decrease below the Face Amount on which the previous monthly Minimum Premium was computed. (The Monthly Minimum Premium will not be reduced for any prior periods, however.) If there have been no Face Amount increases, the decrease in any subsequent monthly Minimum Premium will be
(1) the monthly Minimum Premium before the change, multiplied by (2) the proportion that the decrease represents of the Face Amount before the change. If there have been any Face Amount increases, the decrease will be deemed to reduce the most recent increase first.

The initial monthly Minimum Premium that must be paid to ensure the availability of the Guaranteed Death Benefit is set forth in the Policy schedule included in the Policy. Any increased or decreased monthly Minimum Premium for these purposes will be set forth in a Policy schedule amendment delivered to the Policy owner following the change. Except as otherwise discussed below, the monthly Minimum Premium for the Face Amount or any Face Amount change will include an amount necessary to support certain substandard rate class charges and any optional insurance benefits pursuant to Policy riders. Accordingly, in such cases any increase or decrease in optional benefits provided by rider will result in a higher or lower monthly Minimum Premium. For this purpose, the amount of additional monthly Minimum Premium attributable to an increase in benefits will be based on the most recent rate class if an insured's rate class has worsened. On the other hand, except as noted below, the monthly Minimum Premium will be reduced starting with the first Monthly Anniversary after Fortis Benefits approves any new rate class for an insured which is more favorable than that on which the previous monthly Minimum Premium was based.

ALLOCATION OF PREMIUMS AND POLICY VALUE

ALLOCATION OF PREMIUMS. In the application for a Policy, the Policy owner indicates the initial allocation of premiums among the General Account and the Subaccounts of the Separate Account. (As discussed below, this allocation will generally take effect 20 days following the date the Policy is mailed for delivery to the Policy owner.) Allocation percentages must be in whole numbers. The Policy owner may change the allocation of future premiums without charge at any time (other than during any Grace Period) by submitting a written request in a form acceptable to Fortis Benefits at its Home Office. The change will be effective as of the Date of Receipt of such form.

The first premium payment will be allocated automatically to the General Account as of the later of the Policy Date or Date of Receipt, and, assuming a Policy goes into effect, will earn a return for the Policy owner. Any other premiums will be allocated to the General Account as of the later of the Policy Date or the Date of Receipt. These payments will be held in the General Account generally until the twentieth day after the policy is mailed for delivery. Then, all premiums, plus any other amounts previously earned in the General Account, will be re-allocated among the General Account and the Subaccounts in accordance with the premium allocation percentage established by the Policy owner. (If the Policy owner has not established such an allocation, the General Account will continue to be used.) If either insured is in a substandard risk class, the reallocation will occur on the twentieth day after the Date of Receipt by Fortis Benefits of all items necessary under its administrative and underwriting procedures to release the Policy to an active status in its processing system.

Each premium payment accepted after this reallocation is credited to the Subaccounts or General Account as of the Date of Receipt. There is an exception to this rule, however, with respect to any premium payments as to which underwriting requirements apply or where Fortis Benefits obtains authorization of the Policy owner to delay acceptance of the premium until permitted under
Section 7702 of the Code. In such cases, the premium is held in a non-interest bearing account until it is allocated to the Subaccounts or General Account as of the later of the Date of Receipt of the premium or the date of acceptance of such premium by Fortis Benefits.

POLICY VALUE TRANSFERS. After the initial allocation of premiums has occurred, and subject to the limitations described below, the Policy owner may transfer Policy Value between the General Account and the Subaccounts of the Separate Account and among the Subaccounts, except during any Grace Period.

Transfers from the General Account to the Separate Account are limited to one transfer in each Policy Year, which currently may not be for more than 50% of the General Account Policy Value at the date of transfer (excluding the amount of any General Account Policy Value attributable to Policy loans). However, if the unloaned General Account Policy Value at the date of transfer is less than $1,000, the Policy owner may transfer the entire unloaned balance from the General Account to the Separate Account. Fortis Benefits reserves the right to review these limits on an annual basis and, subject to the limits in the Policy, to reduce them.

Fortis Benefits will determine all values in connection with a transfer as of the Date of Receipt of the transfer request. Fortis Benefits may in its discretion permit a continuing request for transfers of specified amounts automatically on a periodic basis. Fortis Benefits reserves the right to restrict the number and amount of transfers, but currently has no plans to impose any such restrictions. At least four transfers per Policy year among the Subaccounts or to the General Account will always be permitted. Fortis Benefits will give Policy owners advance notice of any such restrictions.

Transfers are not taxable under current law. Except as discussed below, transfer requests must be in writing, in a form acceptable to Fortis Benefits. Although it currently has no plans to do so, Fortis Benefits may impose a charge of up to $25 on transfers. Any such charge would be designed only to cover the administrative cost of effecting transfers. Telephone transfers may be made if a telephone authorization form has been received. See "Summary--How to Exercise Your Rights Under a Policy."

In no event will Fortis Benefits restrict or prohibit any transfer of all Policy Value to the General Account (1) during the first two Policy years, (2) within the first two years after a Face Amount increase requested by the Policy owner, or (3) within 60 days after the Policy owner receives notice of any material change in a Portfolio's investment policy. Nor will any transfer charge be imposed on such transfers, except that a charge may be imposed subsequent to the first full transfer after issue, a Face Amount increase, or a change in investment policy.

LIMITATION. Under the Policy, Fortis Benefits reserves the right to control the amount of any assets in any investment alternative. Pursuant to this authority, Fortis Benefits has established the following administrative procedures for the protection of the interest of all investors participating in Fortis Series'
Portfolios: a Policy owner may not invest, allocate, transfer or exchange Policy Value into any Subaccount if the value allocated to that Subaccount under the Policy (and under any other insurance or annuity contract directly or indirectly controlled by the same person, jointly or individually) would immediately thereafter equal 25% or more of the related Fortis Series Portfolio's net assets. Fortis Benefits reserves the right to modify these procedures at any time.

POLICY LAPSE AND REINSTATEMENT

LAPSE. A Policy may lapse if the Net Cash Value on any Monthly Anniversary is insufficient to pay the Monthly Deduction. The "Net Cash Value" is the Policy Value less any outstanding Policy loan, plus any loan interest paid for future periods. Fortis Benefits will notify the Policy owner and any assignee of record of any Net Cash Value shortfall unless the Guaranteed Death Benefit is in effect. If the Guaranteed Death Benefit is in effect, we will still send the notification if the Minimum Premium payment requirement has not been met. See "Guaranteed Death Benefit" under "Payment and Allocation of Premiums--Premiums," above. The Policy owner will have a Grace Period of 61 days to make a premium payment sufficient to cover at least the amount of such shortfall, plus any additional Monthly Deductions until the end of the Grace Period. Failure to make a sufficient payment within the Grace Period will result in termination of the Policy, with no remaining Surrender Value, except to the extent otherwise provided pursuant to the Guaranteed Death Benefit.

If the Surviving Insured dies during the Grace Period, the insurance proceeds payable will be the Death Benefit in effect immediately prior to entering the Grace Period, but any due and unpaid Monthly Deductions will be deducted from the proceeds.

REINSTATEMENT. A lapsed Policy may be reinstated at any time within five years after the end of the Grace Period and before the maturity date by submitting the following items to Fortis Benefits: (1) a written application for reinstatement;
(2) evidence of insurability satisfactory to Fortis Benefits; (3) a premium that, net of any premium charges that Fortis Benefits may in the future deduct from premiums, at least equals the sum of (a) an amount necessary to keep the Policy in force for at least the two Policy months commencing with the effective date of reinstatement, which consists of two Monthly Deductions and any increase in the Surrender Charge attributable to such premium, and (b) the balance needed to cover any due and unpaid Monthly Deductions through the end of the Grace Period.

Any Policy loan on the date of termination will be automatically canceled (except in jurisdictions where such cancellation is not permitted) and in that case need not otherwise be repaid or reinstated. The amount of Policy Value on the date of reinstatement will be equal to the premium paid at reinstatement, less any premium charge deducted from premiums, less the first Monthly Deduction paid in accordance with (a) above, and less the amounts paid in accordance with
(b) above and plus the Surrender Charge assumed at lapse. (The last addition to Policy Value is designed to avoid duplicate Surrender Charges.) This Policy Value will be allocated as the Policy owner requests or, in the absence of a request, to the General Account. If the Policy loan must be reinstated, the Policy Value will be increased by the amount of the loan, and that portion of the Policy Value will be held in the General Account and credited with interest at a rate of 4% per annum.

The date of reinstatement will be the first Monthly Anniversary on or following approval of the application for reinstatement. The Guaranteed Death Benefit will not be reinstated. Following reinstatement, the Surrender Charge will be reinstated and will be calculated using the original Policy Date and Face Amount increase dates as appropriate. See "Charges and Deductions--Premium Tax and Sales Charges; Other Policy Issuance Expense Charges."

CHARGES AND DEDUCTIONS

PREMIUM TAX AND SALES CHARGES

PREMIUM TAX CHARGES. Premium tax charges are not deducted from premium payments. This allows more of each premium payment to be put to work earning a return for the Policy owner. Currently, a premium tax charge in the amount of 2.2% of all premium payments is assessed through monthly and daily deductions from Policy Value, as described below. Any portion of such amount that is not recovered by Fortis Benefits pursuant to the monthly and daily deductions may be deducted as part of the Surrender Charge discussed below. The charge for premium taxes is to reimburse Fortis Benefits for taxes on premiums and similar assessments that are imposed by most, but not all, state and local governmental entities at various rates. The charge for premium taxes is imposed on all Policies even though there may be no premium tax assessed by the jurisdiction in which the Policy is purchased. Rather, the current rate at which the charge is imposed is an average rate that Fortis Benefits estimates will be paid on premiums in all jurisdictions. In order to more fully reimburse itself for premium taxes or similar charges that it has paid or expects to pay, Fortis Benefits reserves the right to raise the current premium tax charge assessed through periodic deductions to 3.0% or to assess the charge directly from premiums to a maximum of 2.5%. Fortis Benefits also reserves the right to impose charges for other taxes that may be payable and are attributable to the policies. Fortis Benefits does not expect to make a profit from the premium tax charge.

SALES CHARGES. A sales charge in the amount of 9% of all premium payments is also assessed through the monthly and daily deductions from Policy Value. Any amount of this sales charge that is not recovered by Fortis Benefits through these deductions may be deducted as a Contingent Deferred Sales Charge that is included as part of the Surrender Charge. It is not possible to state how long it would take for the full sales charge to be recovered through these deductions. First, the cumulative sales charge will increase with each new premium payment, and the Policy owner has considerable flexibility to vary the amount and timing of premium payments. Second, the actual dollar amount of the daily deduction to recover the sales charge depends on a number of factors that will differ for each Policy, including the amount of premium payments made, the performance of the investment options the Policy owner chooses, the amount and timing of Premium Based Bonuses and Cash Value Bonuses or loans and loan repayments, and the Age, sex and rate class of the insureds.

Fortis Benefits reserves the right to deduct total sales charges from premium payments, subject to the guaranteed maximum. Sales charges from periodic and premium deductions will not exceed 9% of premiums. The sales charges under the Policies help to defray sales expenses, including sales commissions and the cost of prospectuses, other sales material and advertising. The amount of sales charges deducted in any year, however, cannot be specifically related to actual sales expenses for that year. Fortis Benefits does not expect to recover all of its sales expenses from the sales charges. The balance will be recovered from other sources, including any profits attributable to cost of insurance and mortality and expense risk charges under the Policies and Fortis Benefits' general assets and surplus.

The aggregate monthly deduction for premium tax and sales charges total $4.00 per policy (as part of the Monthly Deduction referred to below), and the daily deduction for these purposes is at an annual rate of .35% of the value of the Policy's net assets in the Separate Account. These monthly and daily deductions, however, will be waived to the extent that the cumulative amount of all such deductions and premium charges would exceed the current charge of 11.2% of all premium payments made to date. The daily deductions are refunded through the Cash Value Bonuses after the nineteenth policy year. See "Policy Benefits--Premium Based Bonuses and Cash Value Bonuses."

Any amount of premium tax charges and sales charges not recovered through the monthly or daily deductions and premium charges are deducted, if at all, ONLY as part of the Surrender Charge discussed below. The Surrender Charge (1) is imposed only in the event the Policy lapses or is surrendered in full before the twelfth Policy Anniversary and (2) is subject to an overall upper limit or "cap" that decreases over time. Accordingly, Fortis Benefits' method of imposing premium tax charges and sales charges under the Policies in many cases will result in substantially less than the full amount of such charges being imposed.

SURRENDER CHARGE. A Surrender Charge may be assessed on lapse or full surrender of a Policy before the twelfth Policy Anniversary (or the twelfth anniversary of a Face Amount increase requested by the Policy owner). The Surrender Charge is any portion of the current premium tax charge and the sales charge referred to above that has not yet been collected through the monthly and daily deductions therefor.

The entire Surrender Charge is subject to an overall upper limit or "cap" as set forth in the table below. The table below also shows the amount by which the overall cap is increased by a Face Amount increase requested by the Policy owner. The overall cap (and each amount of increase therein) also decreases at a constant rate on the fifth and each subsequent Policy Anniversary (or increase anniversary, as the case may be) until it reaches zero on the twelfth Policy Anniversary (or increase anniversary). Accordingly, there will be no Surrender Charge on surrenders or lapses as of the later of the twelfth Policy Anniversary or the twelfth anniversary of any Face Amount increase.

     ADJUSTED           OVERALL "CAP" ON
  AGE AT TIME OF        SURRENDER CHARGE
POLICY ISSUANCE OR    (PER THOUSAND DOLLARS
    FACE AMOUNT         OF FACE AMOUNT OR
     INCREASE         FACE AMOUNT INCREASE)
-------------------  -----------------------
      18 - 20                    13
      21 - 25                    14
      26 - 30                    15
      31 - 35                    16
      36 - 40                    17.5
      41 - 45                    19.5
      46 - 50                    22
      51 - 55                    25
      56 - 60                    29
      61 - 65                    35
      66 - 85                    41

The Adjusted Age, for purposes of calculating the surrender charge cap, is the Age of the younger insured plus 1/3 of the lesser of (a) the difference in Age between the younger and older insured or (b) 20. If both insureds are over Age 80, the "cap" per thousand is $39.

No Surrender Charge is deducted upon a partial withdrawal of Policy Value or a Face Amount decrease.

It is not possible to state, as a general matter, what the Surrender Charge will be as a percentage of premiums paid. This is because the components of the Surrender Charge vary based on factors other than the amount of premiums paid. For example, the amount of the premium tax and sales charge that remains uncollected at the time of surrender or lapse depends on such factors as the period of time the Policy has been in force, the performance of the investment options the Policy owner chooses, the amount and timing of any Premium Based Bonuses, Cash Value Bonuses or loans and loan repayments, and the Age, sex, and rate class of the insureds. Also, the overall Surrender Charge "cap" referred to above is not based on the amount of premiums paid, but on the Policy's Face Amount and the number of years since the Policy was issued.

MONTHLY DEDUCTION FROM POLICY VALUE

The Monthly  Deduction  from  Policy  Value includes  (1)  the  monthly  charges described above under "Premium Tax and Sales Charges; Other Policy Issuance Expense Charges," (2) the cost of insurance charge, (3) the charge for optional insurance benefits added by rider (see Appendix A--"Optional Insurance Benefits"), (4) certain monthly administrative expense charges, and (5) policy issuance expense charges. The cost of insurance charges, monthly administrative expense charges, and Policy issuance expense charges are discussed separately in the paragraphs that follow.

The Monthly Deduction will be deducted as of each Monthly Anniversary commencing with the Policy Date. The Monthly Deduction will be allocated among the General Account and each Subaccount of the Separate Account selected by the Policy owner. If no such selection is made, or if there are insufficient funds in the selected subaccounts, then the allocation will be made in the proportion that the Policy Value in the General Account (excluding the amount of any General Account Policy Value attributable to Policy loans) and the Policy Value in each Subaccount, respectively, bear to the Policy's total Policy Value (excluding the amount of any General Account Policy Value attributable to Policy Loans) as of the date of the transaction (that is, on a "Pro Rata Basis").

If any part of a Monthly Deduction is not made because of insufficient Policy Value, and if the Policy nevertheless does not lapse, the undeducted amount will be deducted on receipt of any subsequent premium payment.

COST OF INSURANCE. Because the cost of insurance depends upon a number of variables, it can vary from month to month. Fortis Benefits will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy month. The Net Amount at Risk for a Policy month is (1) the death benefit, divided by 1.00327374, at the beginning of the Policy month, less (2) the Policy Value at the beginning of the Policy month. Additional amounts may be charged if the rate class is less favorable than standard.

If two Policies are otherwise identical, a Option A Policy will have a lower death benefit, higher Policy Value, and lower cost of insurance charges than a Option B Policy. Since the death benefit payable under Option A remains constant while the death benefit payable under Option B varies with the Policy Value, Policy Value increases will generally reduce the Net Amount at Risk under Option A but not under Option B. If the Net Amount at Risk is greater, the cost of insurance will be greater. If the Alternative Death Benefit is in effect (see "Policy Benefits--Death Benefit Options"), the cost of insurance will vary directly with the Policy Value under both death benefit options.

Cost of insurance rates are based on the Age, sex, and rate class of each joint insured. The actual monthly cost of insurance deductions will be based on Fortis Benefits' expectations as to future experience, and generally increase each year as the Ages of the insureds increase. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. The maximum cost of insurance rates for standard risk insureds will not exceed the rates calculated from certain of the 1980 Commissioners Standard Ordinary Mortality Tables and the sex, Age and rate class of each joint insured. The rate class of each joint insured will affect the cost of insurance rate. These tables set forth different mortality estimates for males and females and for smokers and non-smokers. The maximum cost of insurance rates for a table-rated substandard insured are based on a multiple (shown on the Policy schedule page) of the above rates. Additional level amounts per thousand dollars of Face Amount are charged if a substandard insured is assigned a flat extra rating.

Any change in the cost of insurance rates or charges will apply to all insureds of the same Age, sex, duration and rate class.

Cost of insurance rates that differ as between male and female insureds are not permitted under current law in Montana, and perhaps other states or in connection with certain employee benefit arrangements. Employers should therefore seek legal advice as to any questions they may have in this regard. To the extent legally necessary, Fortis Benefits makes available gender-neutral cost of insurance rates, and affected purchasers should inquire of their sales representative whether these are currently available in their states. Where gender-neutral rates are required, Minimum Premiums also will be gender-neutral.

RATE CLASS. Fortis Benefits currently places insureds into a non-smoker rate class or rate classes involving a higher mortality risk. For an otherwise identical Policy, insureds in the non-smoker rate class will have a lower cost of insurance than those in a rate class with a higher mortality risk.

If a Policy owner requests a Face Amount increase at a time when either insured is in a less favorable rate class than previously, a higher cost of insurance deduction will apply to that portion of the Net Amount at Risk attributable to the increase. (This does not apply to Face Amount increases resulting automatically from a change from Death Benefit Option B to Option A, as described under "Policy Benefits--Change in Death Benefit Option.") When the Alternative Death Benefit is in effect, the Net Amount at Risk can exceed the Policy's Face Amount, in which case the rate used for such excess approximately equals the blended rate for the other portion of the Net Amount at Risk. If the insured's rate class improves, the lower cost of insurance deduction will apply to the entire Net Amount at Risk, commencing on the Monthly Anniversary on or after Fortis Benefits approves the new rate class.

Any change from smoker to non-smoker rate class will take effect on the next Monthly Anniversary, and the resulting rates for the coverage under the base policy will be applicable for the previous 12 months from the effective date of the change. Such reduced rates for the previous 12 months will be implemented by a refund credited at the effective date of the change.

For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (1) the Face Amount provided by the most recent increase; (2) the next most recent increases successively; and (3) the Face Amount when the Policy was issued.

POLICY ISSUANCE EXPENSE CHARGES. A monthly policy issuance expense charge at the annual percentage rate set out below will be deducted as part of the Monthly Deduction for the first ten Policy Years following issuance of the Policy:

                                         ANNUAL PERCENTAGE
                                          RATE PER $1,000
                                          OF FACE AMOUNT
                                        -------------------
Band 1................................               .
Band 2................................               .
Band 3................................               .

This charge also will be imposed for ten years following any requested Face Amount increase, the additional "per thousand" charge being based on the dollar amount of the increase.

This charge is designed primarily to compensate Fortis Benefits for underwriting and other start-up expenses incurred in connection with issuing the Policy or Face Amount increase. Such expenses include the cost of processing applications, conducting medical examinations, determining insurability and the insureds' risk class, and establishing Policy records (including computer set up costs). Fortis Benefits does not expect its revenues from this charge to exceed its costs and expenses of issuing and underwriting the Policies and Face Amount increases.

MONTHLY ADMINISTRATIVE EXPENSE CHARGES. A monthly administrative charge of $6.00 per Policy will be deducted from Policy Value as part of the Monthly Deduction for each Policy Month. Fortis Benefits reserves the right to change this administrative charge, but it will never exceed $7.50 per month. Fortis Benefits also reserves the right to impose an additional monthly administrative expense charge of up to $.13 per thousand dollars of Face Amount then in force. These charges compensate Fortis Benefits for expenses incurred in administering the Policy.

Fortis Benefits does not expect its revenues from the monthly administrative expense charges to exceed its costs and expenses in administering the Policies.

CHARGE FOR MORTALITY AND EXPENSE RISKS

A daily charge is made for mortality and expense risks assumed by Fortis Benefits. The charge is at an annual rate of 1.00% of the average daily value of the net assets in the Separate Account that are attributable to the Policies.

The mortality risk assumed is that the insureds may live for a shorter period of time than estimated. It also covers the risks underlying the Guaranteed Death Benefit and the Policy Split Option. See "Premium--Guaranteed Death Benefits" and "Policy Split Option." The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated. Fortis Benefits will realize a gain if the charges under the Policies prove to be more than sufficient to cover the actual costs of its mortality and expense commitments. If the charges are not sufficient, the loss will fall on Fortis Benefits.

MISCELLANEOUS

As discussed under "Payment and Allocation of Premiums--Allocation of Premiums and Policy Value" and "Surrender and Partial Withdrawal," Fortis Benefits reserves the right to impose charges to defray its administrative expenses in effecting transfers of Policy Value and partial withdrawals. Fortis Benefits currently has no plans to impose any such charges, which in any event would not be designed to yield revenues to Fortis Benefits in excess of its costs of effecting such transactions. Neither these charges nor any additional charges referred to above under "Monthly Deduction from Policy Value-- Monthly Administrative Expense Charges" will be imposed if such revenues, together with Fortis Benefits' revenues from all other administrative and expense charges under the Policies, are expected to exceed Fortis Benefits' total costs of issuing and administering the Policies.

CHARGE FOR INCOME TAXES. Currently, no charge is made against the Separate Account for income taxes deemed attributable to the Policies. However, Fortis Benefits may decide to make such a charge in the future.

GUARANTEE OF CERTAIN CHARGES

Fortis Benefits guarantees, and may not increase, the monthly and daily charges for sales expenses and premium taxes; the maximum rate for premium tax and sales charges deducted through periodic charges; the maximum Surrender Charge rates; the maximum monthly administrative expense charges; the rate of the charge to cover the costs of issuing a Policy or a Face Amount increase; the charge against the Separate Account for mortality and expense risks with respect to the Policies; the maximum cost of insurance rates; and the maximum amount of any charges for transfers or partial withdrawals of Policy Value. Fortis Benefits reserves the right to change the monthly Minimum Premium. Any such change will affect only subsequent increases in the monthly Minimum Premium due to changes in benefits. Fortis Benefits also reserves the right to increase the amount of premium tax charges assessed pursuant to monthly and daily deductions and to deduct premium taxes from premium payments, subject to guaranteed maximums. Fortis Benefits also reserves the right to deduct total sales charges from premium payments, subject to the guaranteed maximum. Sales charges from periodic and premium deductions will not exceed 9% of premiums.

LOAN PRIVILEGES

The Policy owner may borrow money from Fortis Benefits using the Policy as the only security for the loan.

The maximum amount that may be borrowed at any time is 90% of the difference between the Policy Value and the amount of any Surrender Charge then in effect. After the later of 12 years from the issue date or the younger insured's Age 70, it is 100% of such difference. Fortis Benefits will allocate a Policy loan among the General Account and the Subaccounts of the Separate Account selected by the Policy owner. If no selection is made then the allocation will be on a Pro Rata Basis.

RATE CHARGED ON POLICY LOANS

Except as noted below, interest on Policy loans is charged at an effective annual rate of 5.66% per year, payable annually in advance. If not paid when due, loan interest at the same rate will be added to the loan. An amount equal to the loan interest accrued to the end of the year will be taken from the General Account and the Subaccounts on the same basis that the Monthly Deductions are allocated, and transferred to the General Account.

Fortis Benefits will charge interest at a reduced effective annual rate of 3.85% per year, payable in advance, if the Policy owner meets certain requirements. Qualifying Policy owners may be charged the reduced interest rate on one Policy loan in each Policy year of up to 10% of the Surrender Value as of the date of the loan, provided that the generally applicable limitations on the overall amount of Policy loans (described above) are not exceeded. A Policy owner qualifies for this reduced interest rate if (1) the Policy is in the third or subsequent Policy year and the Surrender Value is at least $10,000, or (2) in any event, after the policy has been in force for at least 12 years. The 10% limitation of such loans is increased to 15% of the Surrender Value for loans obtained in Policy years in which the insured is age 59 1/2 or older.

CREDITED RATE FOR POLICY LOANS

As of the Date of Receipt at Fortis Benefits' Home Office of the loan request form and assignment of the Policy for security, Policy Value equal to the portion of the Policy loan allocated to each Subaccount will be transferred from such Subaccount to the General Account. This amount, plus the portion of the Policy loan allocable to Policy Value already being held in the General Account, will be credited with interest at an effective rate of 4% per annum.

NO INTEREST IN ADDITION TO THAT REFERRED TO ABOVE WILL BE CREDITED TO LOANED POLICY VALUES NOR WILL POLICY VALUES IN THE GENERAL ACCOUNT PARTICIPATE IN ANY INVESTMENT EXPERIENCE APPLICABLE TO THE SEPARATE ACCOUNT.

EFFECT OF A POLICY LOAN

A loan, whether or not repaid, will have a permanent effect on Policy Value, to the extent that the investment results of the Subaccounts differ from the interest rate credited to loaned amounts. A loan may also have a permanent effect on the amount of Premium Based Bonuses and Cash Value Bonuses paid; and on the death benefit, since a Option B benefit varies with the Policy Value and a Option A benefit may have resulted in an Alternative Death Benefit coming into effect if no loans were made. A loan may also cause the termination of the Guaranteed Death Benefit.

A loan may also cause the Policy to lapse if projected earnings are not achieved. Adverse tax consequences may result if the Policy lapses, matures or is surrendered with loans outstanding. For Policies that are not modified endowment contracts, loans will be treated as ordinary income to the extent of the gain upon lapse, surrender or maturity. For Policies which are modified endowment contracts, loans are taxable distributions when taken. See "Federal Tax Matters--Taxation of Policy Benefits."

The loaned Policy Value on any Valuation Date will be the amount of the outstanding loan plus any interest credited on loaned Policy Value which has not yet been reallocated to the unloaned portion of the General Account or to the Subaccounts of the Separate Account as of the Valuation Date. Interest credited to loaned Policy Values will be reallocated upon each Policy Anniversary on the same basis that the Monthly Deductions are allocated. Interest credited will also be reallocated upon full repayment of the loan in the same manner as the repayment is allocated.

REPAYMENT OF A LOAN

Indebtedness may be repaid in whole or in part any time before the Maturity Date while the surviving insured is living. As of the Date of Receipt of the repayment, unless the Policy owner specifies otherwise, loaned Policy Value equal to the amount of the repayment will be reallocated among the unloaned portion of the General Account and the Subaccounts of the Separate Account in the same proportion as premiums are then being allocated to those accounts. The Policy owner must designate whether a payment is intended as a loan payment or as a premium payment. Any payment for which no designation is made will be treated as a premium payment.

SURRENDER AND PARTIAL WITHDRAWAL

Full surrender of the Policy for the Surrender Value may be made at any time during the Surviving Insured's lifetime. A Surrender Charge will be deducted from the Policy Value on any full surrender within twelve years after the Policy Date. An additional amount of Surrender Charge may also be deducted on any full surrender within twelve years after the date of any Face Amount increase above the amount on which such charge was previously calculated. See "Surrender Charge" under "Charges and Deductions--Premium Tax and Sales Charges." (This does not apply to a Face Amount increase occurring automatically upon a change from a Option B to a Option A death benefit.)

Partial withdrawals of Surrender Value may be made once each Policy year after the first Policy year during the Surviving Insured's lifetime. The amount withdrawn will be deducted from the General Account and the Subaccounts of the Separate Account as selected by the Policy owner. If no selection is made then the amount will be withdrawn on a Pro Rata Basis. Fortis Benefits reserves the right to deduct a withdrawal charge from the proceeds of partial withdrawals, although it has no current plans to do so. Any such charge would not be imposed on a full surrender, would not be designed to yield a profit to Fortis Benefits, and would not exceed $25 per withdrawal (or, if less, 2% of the amount withdrawn).

When Death Benefit Option A is in effect, any partial withdrawal will reduce the Face Amount and thus the death benefit, by the amount withdrawn. Such an automatic reduction in Face Amount does not result in any change in the monthly Minimum Premium, but may result in a distribution (as a further partial withdrawal) of any additional amount necessary to comply with the maximum premium limitation under Section 7702 of the Code. See "Payment and Allocation of Premiums--Premiums."

When Death Benefit Option B is in effect, the amount withdrawn will not reduce the Face Amount. However, the death benefit will be reduced by the amount withdrawn, because Policy Value is reduced by the amount withdrawn. Under either Option A or Option B, when the Alternative Death Benefit is in effect, a partial withdrawal will reduce the death benefit by a greater amount than otherwise would be the case.

A partial withdrawal may also cause the termination of the Guaranteed Death Benefit or disqualify a Policy from receiving Premium Based Bonuses and Cash Value Bonuses.

A Policy owner will not be permitted to make any partial withdrawal that would reduce the Face Amount of the Policy below the minimum Face Amount of $100,000. If a request for a partial withdrawal is received that would reduce the Face Amount below the minimum, Fortis Benefits will not implement the partial withdrawal request, but will contact the Policy owner as to whether the request should be disregarded, reduced to a smaller amount or changed to a request for a full surrender.

Surrenders or partial withdrawals are made by sending a written request on Fortis Benefits' form to its Home Office, together with the Policy, in the case of total surrender. See "Summary--How to Exercise Your Rights Under a Policy." The surrender or withdrawal, and any related automatic Face Amount reduction, will be effective as of the Date of Receipt by Fortis Benefits of the request on its form and, if required, the Policy.

RIGHTS RESERVED BY FORTIS BENEFITS

Fortis Benefits reserves the right to make certain changes if, in its judgement, they would best serve the interests of the Policy owners or would be appropriate in carrying out the purposes of the Policies. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, Fortis Benefits will obtain Policy owner approval of the changes and approval from any appropriate regulatory authority. Such approval may not be required in all cases, however. Examples of the changes Fortis Benefits may make include:

    - To operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law.

    - To take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act or otherwise to comply with laws, rules, regulations, interpretations, holdings, order or rulings which necessarily or appropriately must be complied with for the Policies to serve their intended purposes.

    - To transfer or limit any assets in any Subaccount to another Subaccount, or to one or more separate accounts, or to the General Account; or to add, combine or remove Subaccounts in the Separate Account.

    - To substitute, for the Portfolio shares held in any Subaccount, the shares of another Portfolio of Fortis Series or the shares of another investment company or any other investment permitted by law.

    - To make any other necessary technical changes in the Policy in order to conform with any action the above provisions permit Fortis Benefits to take, including to change the way Fortis Benefits assesses charges, but without increasing as to any then outstanding Policy the aggregate amount of the types of charges which Fortis Benefits has guaranteed. See "Charges and Deductions--Guarantee of Certain Charges."

If any Portfolio materially changes its investment policy, a Policy owner will have sixty days after receiving notice of the change to transfer all of the Policy Value to the General Account, as described under "Payment and Allocation of Premiums--Allocation of Premiums and Policy Value."

PAYMENT AND DEFERMENT

With respect to amounts in the Subaccounts of the Separate Account, payment of the maturity proceeds, death benefit, all or a portion of the Surrender Value or a loan will ordinarily be made within five days after the Date of Receipt of all documents required for such payment. Also, death benefit payments will be made only after all state insurance law requirements (including receipt of any required tax waiver) are satisfied.

However, Fortis Benefits may defer the determination, application or payment of any death benefit, loan, partial withdrawal, surrender or any transfer of Policy Value for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings), for any period during which any emergency exists as a result of which it is not reasonably practicable for Fortis Benefits to determine the investment experience for a Policy, or for such other periods as the Securities and Exchange Commission may by order permit for the protection of Policy owners.

As with traditional life insurance, Fortis Benefits may delay payment of the entire insurance proceeds or other Policy benefits if entitlement to payment is being questioned. Fortis Benefits may also defer the payment of any amount attributable to a premium payment made by check to allow the check reasonable time to clear. To the extent permitted under the Policies and applicable state insurance laws, Fortis Benefits may also defer payment of Policy loans, partial withdrawals or other proceeds payable out of the General Account for a period of up to 6 months, although no such deferrals will be made of amounts to be used to pay premiums on insurance policies issued by Fortis Benefits.

DISTRIBUTION OF THE POLICIES

The Policies will be sold by individuals who, in addition to being licensed by state insurance authorities to sell the policies of Fortis Benefits, are also registered representatives of Fortis Investors, Inc. ("Investors"), the principal underwriter of the Policies, or registered representatives of other broker-dealer firms or representatives of firms that are exempt from broker-dealer regulation. Investors and any such other broker-dealer firms are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and are members of the National Association of Securities Dealers, Inc.

Commissions and other compensation are paid by Fortis Benefits to Investors under a distribution agreement entered into by them as of January 1, 1994. As compensation for distributing the Policies, Fortis Benefits pays Investors 77.5% of all premiums, regardless of when paid, up to the first twelve monthly Minimum Premiums (and up to the amount of twelve months' Minimum Premium attributable to Face Amount increases); and 4% of all other premiums paid during the first six years after the Policy Date (or after increases in Face Amount) and 2% of such excess premiums paid in Policy years seven through ten. Fortis Benefits also pays Investors .25% of the unloaned Policy Value annually as a service fee from the eleventh Policy year. Fortis Benefits also pays a general marketing allowance to Fortis Investors equal to 20% of the first twelve monthly Minimum Premiums, not to exceed an amount agreed to in advance by Fortis Benefits and Fortis Investors ($1,840,000 in calendar year 1995 for all Variable Universal Life Policies issued by Fortis Benefits). The Minimum Premiums for these purposes are generally those used to determine availability of the Guaranteed Death Benefit period to Age 85 of the younger insured, decreased by any term conversion credit. Investors pays a selling allowance not in excess of those amounts to other broker dealer firms or exempt firms who sell the Policies. Fortis Benefits may, under certain flexible compensation arrangements, pay Fortis Investors different selling allowances and service fees than as set forth above, and Fortis Investors may in turn pay different selling allowances and larger service fees to its registered representatives and other broker-dealer firms than as set forth above. However, in such case, such flexible compensation arrangements will have actuarially equivalent present values to the amounts of the selling allowances and service fees set forth above. In many cases, registered representatives, broker-dealers or exempt firms are eligible for additional compensation, and general agents and managing general agents also receive additional compensation, based on meeting certain production or mortality experience standards. Commissions and other compensation do not, however, represent a charge or deduction against Policies in addition to those set forth under "Charges and Deductions." Such compensation for the Policies and for all other variable universal life policies issued by Fortis Benefits totaled $24,147,115 for 1994. Commissions with respect to premium payments which are refunded are returned. The distribution agreement may be terminated by either party upon 60 days' notice to the other.

Investors is a Minnesota corporation engaged primarily in the sale of investment company securities. Investors is the principal underwriter for the following registered investment companies (in addition to the Separate Account and Fortis Series): Variable Account D of Fortis Benefits, Fortis Advantage Portfolios, Inc., Fortis Capital Fund, Inc., Fortis Growth Fund, Inc., Fortis Fiduciary Fund, Inc., Fortis Tax-Free Portfolios, Inc., Fortis Money Fund, Inc., Fortis Income Portfolios, Inc., Fortis Worldwide Portfolios, Inc., and Special Portfolios, Inc. Investors' address is 500 Bielenberg Drive, Woodbury, Minnesota, 55125.

Officers, directors, and employees of Fortis Benefits and Investors, together with those of Fortis, Inc. and its other subsidiaries, are bonded pursuant to a joint fidelity bond, in the amount of $5,000,000 per occurrence, in favor of such companies.

FEDERAL TAX MATTERS

The following description is a brief summary of the tax rules, primarily related to federal income and estate taxes, which in the opinion of Fortis Benefits are currently in effect.

The following discussion is intended to provide a general description of the federal income tax considerations associated with the Policy. It does not purport either to be complete or to cover all situations; this discussion is not intended to be taken as tax advice. Consult a qualified tax adviser for more complete information. This discussion is based upon Fortis Benefits' understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service.

TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended, (the "Code") includes a definition of life insurance for federal income tax purposes. This definition can be satisfied by complying with either of two tests set forth in
Section 7702. Although the secretary of the Treasury is authorized to prescribe regulations interpreting the manner in which the tests under Section 7702 are to be applied, such regulations have not been issued. In addition, the Technical and Miscellaneous Revenue Act of 1988 (TAMRA) provides certain requirements under Section 7702 of the Code for mortality and other expense charges of life insurance contracts. The Treasury issued proposed regulations on mortality charges in 1991. Guidance on these requirements is extremely limited, but Fortis Benefits believes the Policies qualify as life insurance under the proposed regulations.

If it is subsequently determined that a Policy does not satisfy Section 7702, Fortis Benefits reserves the right to modify the Policy as appropriate, and to the extent possible, to qualify it as a life insurance contract under Section 7702. If a Policy were determined not to be a life insurance contract for
Section 7702 purposes, such Policy would not provide any of the tax advantages normally provided by a life policy.

Section 817(h) of the Code also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as life insurance for federal tax purposes. The Separate Account, through Fortis Series, intends to comply with the diversification requirements prescribed in Regulations Section 1.817-5, which affect how the assets of Fortis Series may be invested. Fortis Benefits believes that Fortis Series will be operated in compliance with the requirements prescribed by the Treasury.

In connection with the issuance of the temporary regulations on diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which Policy owners may direct their investments to particular Subaccounts of the Separate Account. Additional guidance may come from the Treasury in the future. In that case, the Treasury might treat a Policy owner as the owner of assets of the Separate Account if a Fortis Series Portfolio is too narrow in its investment strategy, even though it technically meets the diversification requirements. It is not clear whether Treasury's position, if promulgated, would be applied on a prospective basis only. While Fortis Benefits believes that the investment strategies of the Policy's Portfolios are sufficiently broad, it reserves the right to modify the Policy as necessary to prevent the Policy owner from being considered the owner of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX STATUS OF ADDITIONAL INSURED RIDER PLUS

The coverage under the Additional Insured Rider Plus for a non-family member is not a qualified additional benefit as defined in Section 7702 of the Code. As a result, the Monthly Deductions attributable to such coverage may be deemed to be distributions from the policy for tax purposes. However, the benefit payable under the rider should be excludible from the gross income of the beneficiary. Before purchasing such coverage you should consult with a qualified tax adviser for more complete information.

TAXATION OF POLICY BENEFITS

IN GENERAL. Fortis Benefits believes that the proceeds and Policy Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

The exchange of the Policy for another life insurance policy, the payment of a premium, a change in Face Amount or death benefit option, a transfer or assignment of a Policy, a Policy loan, a lapse with an outstanding indebtedness, a partial withdrawal or the surrender of a Policy may have tax consequences depending on the circumstances. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each owner or beneficiary.

Generally, the Policy owner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of a distribution from a Policy depend, in part, on whether the Policy is classified as a "modified endowment contract" under Section 7702A.

MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid for such Policy. The premium limitation rules for determining whether a Policy will be treated as a modified endowment contract are extremely complex. Moreover, due to the Policy's flexibility, classification as a modified endowment contract will depend on the circumstances of each Policy. Accordingly, a current or prospective Policy owner is strongly advised to contact a competent tax adviser before purchasing a Policy or paying a premium or making any other change in any existing Policy to determine whether the Policy would be treated as a modified endowment contract.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules: First, all distributions from such a Policy are treated as taxable up to an amount equal to the excess (if any) of the Policy Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, and assignments as well as surrenders, withdrawals and benefits paid at maturity, are treated as taxable distributions. Third, a 10% additional income tax is imposed on the portion of any distribution or deemed distribution from such a Policy that is included in income except where the distribution, loan, assignment or pledge is made on or after the Policy owner attains age 59 1/2, is attributable to the Policy owner becoming disabled, or is a part of a series of substantially equal periodic payments for the life of the Policy owner or the joint lives of the Policy owner and Policy owner's beneficiary.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. The distribution rules for Policies that are not modified endowment contracts are the same as those that applied to all life insurance contracts before TAMRA was enacted. Thus, distributions from Policies that are not classified as modified endowment contracts are generally treated as first recovering the investment in the Policy (see below) and then only after the return of all such investment in the Policy as disbursing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from Policies that are not modified endowment contracts are not treated as distributions. Instead, such loans are treated as indebtedness of an owner.

In addition, upon a complete surrender or lapse of a Policy that is not a modified endowment contract, or when benefits are paid at such a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income.

Finally, neither distributions nor loans from Policies that are not modified endowments are subject to the 10% additional income tax.

POLICY LOAN INTEREST. Generally, interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or is financially interested in the business carried on by that taxpayer will not be tax deductible to the extent the aggregate amount of such loans with respect to contracts covering such individual exceeds $50,000. There is however pending legislation that would eliminate the deductibility of interest paid even on loans $50,000 and under.

No amount of Policy loan interest is, however, deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance contract. The Policy owner should consult a tax adviser as to whether the Policy would be so deemed.

INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for the Policy including the amount of any loan received under the Policy to the extent that the loan is included in the gross income of the Policy owner minus (ii) the aggregate amount received under the Policy which was excluded from the gross income of the Policy owner, except that the amount of any loan received under the policy which is excluded from gross income shall be disregarded.

If there is a non-family member insured under the Additional Insured Rider Plus, the Investment in the Policy is reduced by the total amount of Monthly Deductions attributable to that insured.

MULTIPLE CONTRACTS. Under TAMRA, all modified endowment contracts that are issued by Fortis Benefits or its affiliates, to the same Policy owner during a calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

EXCHANGES. TAMRA also provides that a life insurance contract received in exchange for a Policy classified as a modified endowment contract will also be treated as a modified endowment contract. Accordingly, a Policy owner should consult a tax adviser before effecting an exchange of a Policy.

TAXATION OF FORTIS BENEFITS

Fortis Benefits does not initially expect to incur any federal income tax upon the earnings or capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made against the Separate Account for federal income taxes which may be attributable to the Separate Account. If, however, Fortis Benefits determines that it may incur such taxes, it may assess a charge against the Separate Account for those taxes, which would reduce a Policy's net investment return.

Under present laws, Fortis Benefits may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, Fortis Benefits may decide to make charges for such taxes or provisions for such taxes against the Separate Account.

OTHER POLICY PROVISIONS

OWNER. The owner of a Policy is the individual or entity named as such in the application for the Policy. The owner is entitled to exercise all rights under a Policy, including the right to name a new owner or a successor who would become the Policy owner if the owner should die before the Surviving Insured dies. Otherwise the owner's estate would become the owner.

BENEFICIARY. The beneficiary is the person or persons to whom the insurance proceeds are payable upon the surviving insured's death. The owner may name a contingent beneficiary to become the beneficiary if all the beneficiaries die while the Surviving Insured is alive. If no beneficiary or contingent beneficiary is alive when the Surviving Insured dies, the owner (or the owner's estate) will be the beneficiary. While the Surviving Insured is alive, the owner may change any beneficiary or contingent beneficiary.

COLLATERAL ASSIGNMENT. The owner may assign a Policy as collateral. Rights under the Policy will be transferred to the extent of the assignee's interest. Fortis Benefits is not bound by an assignment or release thereof, unless it is in writing and is recorded at its Home Office. Fortis Benefits is not responsible for the validity of any assignment or release thereof.

DATE OF RECEIPT. The Date of Receipt by Fortis Benefits of any payment or other communication is the actual date it is received at Fortis Benefits' Home Office in proper form unless received (1) after the close of the NYSE, or (2) on a date which is not a Valuation Date. In either of these two cases, the Date of Receipt will be deemed to be the next Valuation Date.

DATE OF CERTAIN CHANGES. Changes in beneficiaries and successor owners and assignments take effect as of the date the owner signed the change request, subject to any actions taken by Fortis Benefits prior to the Date of Receipt of written notice of the change in form satisfactory to Fortis Benefits or, in the case of an assignment, recording by Fortis Benefits.

SUICIDE. The insurance proceeds will not be paid if either insured commits suicide within two years (one year in Colorado and North Dakota) from the Policy Date. Instead, Fortis Benefits will pay the beneficiary an amount equal to all premiums paid for the Policy, without interest, less any outstanding Policy loan, plus any loan interest paid for periods beyond the date of death, and less any partial withdrawals. If either insured commits suicide more than two years after the Policy Date but within two years (one year in Colorado and North Dakota) from the effective date of any reinstatement or increase in Face Amount requested by the Policy owner, Fortis Benefits' liability with respect to such increase or reinstatement will be limited to the cost of insurance attributable to such increase or reinstatement since that date. In states where it is required, the Policy owner is given the option to have the Policy reissued as an individual policy on the Surviving Insured if the first death is a suicide. The new policy will be on a form then available and will have the same effective date as this Policy. This option is not available if the Surviving Insured is considered uninsurable. Riders may be added if Fortis Benefits agrees to issue such Riders.

AGE AND SEX. If either insured's Age or sex as stated in the application is not correct, the death benefit under a Policy will be adjusted to reflect the amount of insurance coverage which the most recent cost of insurance charges and deductions for riders would have purchased at the correct Age and sex. As used herein, "Age" is each insured's actual age on the most recent Policy Anniversary.

INCONTESTABILITY. Fortis Benefits may contest the validity of a Policy, any Face Amount increase, or any optional insurance benefit based on other misstatements in the application therefor. However, any such statements will be considered representations and not warranties. Fortis Benefits will not contest the validity of a Policy after it has been in force during the lifetime of each insured for two years from the Policy Date. Fortis Benefits will not contest the validity of any optional insurance benefit, reinstatement or increase in Face Amount after it has been in force during the lifetime of each insured for two years from its effective date.

The Policy owner must notify Fortis Benefits of the death of the first joint insured to die as soon as it is possible to do so. Failure to notify

Fortis Benefits of an insured's death will not prevent Fortis Benefits from contesting the validity of the Policy should there be a basis upon which to do so.

OPTION TO EXTEND MATURITY DATE. This option is available as part of Policies issued in a state that has approved the endorsement containing this provision. This option allows the Policy owner to request a later maturity date, if the Policy Value is at least $2,000. The request must be in writing and must be made within 60 days of the current maturity date. If this option is exercised the Policy owner will not be permitted to 1) make any further premium payments except if necessary to prevent lapse of the Policy 2) make any Face Amount or death benefit option changes or 3) make any partial withdrawals that would reduce the Policy Value below $2,000.

Also, upon exercise of this option the following occurs: 1) The Death Benefit becomes the Alternative Death Benefit (see "Death Benefit Options--Alternative Death Benefit") 2) No further Premium Based Bonuses are credited 3) All
supplemental  riders  (including   those  in  disability   status)  except   the
Accelerated Benefit Rider terminate and 4) Any Policy loan will be charged interest at an effective annual rate of 3.85% per year payable in advance.

DIVIDENDS. The Policies are nonparticipating. This means that they are not eligible for dividends and they do not participate in any distribution of Fortis Benefits' surplus.

ADDITIONAL CREDITS FOR CERTAIN GROUPS. The credits described below will be made under Policies owned by Fortis, Inc., its subsidiaries, any individual who at the time of purchase is an officer, director, employee, retiree or sales representative of any such company, any Fortis Series director, any director of any of the other mutual funds managed by Fortis Advisers, Inc., or a spouse or child under Age 21 of any such person, or a representative or employee of a broker-dealer that has a selling agreement with Fortis Investors, Inc. No credit will be made for any Policy for which sales compensation is paid. Additionally, in Fortis Benefits' discretion, certain charges may also be reduced or waived for these categories of persons.

Fortis Benefits will credit 40% of the first year Planned Periodic Premium (not to exceed the Maximum Bonus Premium for that year) attributable to the increase and 25% of the sum of such premium in the second Policy year. The first credit, after deduction of any premium tax that Fortis Benefits may determine in the future to impose on premium payments, will be applied as if it were a premium payment received on the date the Policy is released by Fortis Benefits to an active status in its processing system. The second credit will be applied similarly on the first Policy Anniversary. The premium returned upon exercise of the Policy owner's right to cancel a Policy will not include the amount of any credit.

Additionally, for a Face Amount increase, Fortis Benefits will credit 40% of the first year Planned Periodic Premium (not to exceed the Maximum Bonus Premium for that year) attributable to the increase on the effective date of such Face Amount increase if the Policy owner is at that time a member of the above described group. On the first anniversary of such Face Amount increase, 25% of such premium attributable to the Face Amount increase still in effect will be credited to the Policy. These credits are granted only if the Face Amount increase is at least $25,000 and the annualized planned periodic premium is equal to twelve monthly Minimum Premiums for the entire Policy. The credit is granted only on the portion of the Face Amount increase that equals the excess of the current face amount over the largest face amount that has ever been in force on the Policy.

If a Policy is issued in exchange for another policy or policies issued by Fortis Benefits or Time Insurance Company within the last 5 years and Fortis Benefits relies on the evidence of insurability previously provided, no credits will be paid for the transferred Face Amount. If such exchange is made after 5 years, the credit is 50% of the amount above for the transferred coverage. The full credit amount will be paid on any increase in Face Amount above the transferred coverage.

The foregoing program is subject to termination at any time without notice. All variations will reflect differences in Fortis Benefits' expected commissions, sales or administrative expenses or mortality experience with respect to the group of persons to whom such variations apply. All such variations will be pursuant to administrative rules and procedures established by Fortis Benefits from time to time and will be designed to be fair, reasonable and non-discriminatory with respect to each group of Policy owners.

PURCHASES BY LIFE INSURANCE POLICY HOLDERS. When issuing a Policy or increasing the Face Amount for an insured who is already covered by one of its or Time Insurance Company's life insurance policies, Fortis Benefits may rely on the evidence of insurability previously provided, rather than relying on new evidence, in which case, the suicide and contestability periods will run from the original date of coverage. This procedure applies only to that portion of the Policy's Face Amount which is not in excess of the amount of existing insurance coverage, and the insurance will terminate when the new coverage becomes effective.

If the value of an existing life insurance policy which was issued by Fortis Benefits Insurance Company is transferred to a Policy, then neither the premium tax charge nor the sales charge will be assessed against the amount transferred.

Also, for its or Time Insurance Company's term insurance policy holders, if the term policy has been outstanding for at least one year, Fortis Benefits will give the Policy owner a "conversion credit" in the amount of the lesser of the prior twelve months' premiums on the term policy or 25% of the annualized Planned Periodic Premium (not to exceed the Maximum Bonus Premium at the attained Ages of the joint insureds) for the amount of Policy Face Amount established by the conversion. The conversion credit will be applied as if it were a premium payment received by us on the date the Policy is released by Fortis Benefits to an active status in its processing system (or, in the case of an existing Policy, on the effective date of the Face Amount increase). No premium tax charges will be assessed against the conversion credit. The Policy's Surrender Value and Policy loan value during the first year following the conversion do not include the amount of the conversion credit, nor does the amount paid upon an exercise of the Policy owner's right to cancel a Policy or Face Amount increase.

The foregoing procedures are subject to Fortis Benefits' administrative rules as in effect from time to time and may be terminated at any time.

MANAGEMENT

The directors and executive officers, to the extent responsible for variable life insurance operations, of Fortis Benefits are listed below, together with their principal occupations and business experience for the past five years:

OFFICER-DIRECTORS
Robert Brian Pollock (4)     President and Chief Executive Officer; before then
                             Senior Vice President--Life and Disability.
Thomas Michael Keller (5)    Executive Vice President; before then Senior  Vice
                             President of Fortis, Inc.
Dean C. Kopperud (1)         Senior  Vice President--also officer of affiliated
                             companies.

OTHER DIRECTORS
Allen Royal Freedman (2)     Chairman and  Chief Executive  Officer of  Fortis,
                             Inc.
Henry Carroll Mackin (2)     Executive Vice President of Fortis, Inc.
Arie Aristide Fakkert (3)    Assistant  General Manager of Fortis International
                             N.V.

EXECUTIVE OFFICERS
Larry A. Medin (1)           Senior Vice President--Sales;  before then  Senior
                             Vice    President--Western   Divisional   Officer,
                             Colonial Grace, Inc.
Anthony J. Rotondi (1)       Senior Vice President--Manufacturing and
                             Information Technology, also officer of affiliated
                             companies.
Rhonda Schwartz (1)          Senior Vice  President and  General  Counsel--Life
                             and Investment Products; before then Secretary and
                             General  Counsel  of  Fortis,  Inc.;  before  then
                             Norris, McLaughlin, Marcus--attorneys.
Michael John Peninger (4)    Senior Vice President and Chief Financial Officer
Jon H. Nicholson (1)         Vice President--Product Development and Marketing

------------------------
(1) Address: Fortis Benefits  Insurance Company,  P.O. Box 64271,  St. Paul,  MN
    55164. Fortis Benefits is a wholly-owned subsidiary of Time Insurance Company, 515 West Wells, Milwaukee, WI 53201, which is itself wholly-owned by Fortis, Inc.

(2) Address: Fortis, Inc., One Chase Manhattan Plaza, New York, NY 10005. Fortis, Inc. is wholly owned by Fortis International, N.V., which is itself wholly owned by AMEV/VSB 1990 N.V. The latter two companies share the same address as Fortis AMEV N.V. AMEV/VSB 1990 N.V. is 50% owned by Fortis AMEV N.V. and 50% owned by Fortis AG, Boulevard Emile Jacqmain 53, Brussels, Belgium.

(3) Address: Fortis AMEV, Archimedeslaan 10, 3584 BA Utrecht, The Netherlands.

(4) Address: 2323 Grand Avenue, Kansas City, MO 64108.

(5) Address: 515 West Wells, Milwaukee WI 53201.

VOTING PRIVILEGES

In accordance with its view of current applicable law, Fortis Benefits will, with respect to certain matters, vote each Subaccount's shares in the corresponding Portfolio at regular and special meetings of the shareholders of Fortis Series in proportion to instructions received from persons having the voting interest in the corresponding Subaccount of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result Fortis Benefits determines that it is permitted to vote such shares of the Portfolios in its own right, it may elect to do so.

Each Policy owner participating in a Subaccount will be entitled to cast one vote with respect to that Subaccount for each $100 of Policy Value in that Subaccount as of the date stock ownership is determined for the corresponding Fortis Series shareholder meeting. (Fractional votes will be counted.) All shares of the Portfolio held by that Subaccount will be voted in proportion to the votes of Policy owners participating in the Subaccount. Shares held in other separate accounts will in general be voted in accordance with instructions of the participants therein. This tends to diminish the relative voting influence of the Policies. Any shares of a Portfolio owned by Fortis Benefits in its General Account or by affiliated companies of Fortis Benefits will be voted in the same proportion as instructions for that Portfolio which are received from persons having the voting interest in all separate accounts investing in Fortis Series.

The Policy owners may give instructions regarding the election of the Board of Directors of Fortis Series, ratification of the selection of its independent auditors, the approval of the investment adviser of a Portfolio, changes in fundamental investment policies of a Portfolio, and all other matters that are put to a vote by Fortis Series shareholders.

Notwithstanding contrary Policy owner voting instructions, Fortis Benefits may vote Portfolio shares in any manner necessary to enable any Portfolio to (1) make or refrain from making any change in the investments or investment policies of any Portfolio, if required by any insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any Portfolio which may be initiated by Policy owners or the Fortis Series Board of Directors, provided that Fortis Benefits' disapproval of the change is reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the Portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority. If Fortis Benefits does disregard Policy owner voting instructions, an explanation of this action and the reasons for it will be included in the next semi-annual report to Policy owners.

REPORTS

Policy owners will receive promptly statements of significant transactions such as changes in Face Amount, changes in death benefit option, transfers among Subaccounts, partial withdrawals, Policy loans, loan repayments, termination for any reason, reinstatement, premium payments (except as noted below) and unpaid loan interest added to loan principal. These transactions will also be summarized in an annual statement sent to the Policy owner. The annual statement will be as of a date not more than 60 days prior to mailing, and will also summarize the following other items: premiums paid by use of a plan selected by the Policy owner authorizing monthly withdrawals of premiums from the Policy owner's checking account, paycheck or government payment during the annual period, deductions of charges occurring during that annual period, any Premium Based Bonuses and Cash Value Bonuses credited during that period and the status of the death benefit, Policy Value (both total and net of any Surrender Charge), amounts in the Subaccounts and General Account, and any Policy loan. In addition, an owner will be sent semiannual reports containing financial statements for Fortis Series, as required by the 1940 Act. Fortis Benefits' current policy is to honor requests for statements of Policy values during a Policy year, although Fortis Benefits reserves the right at any time to cease offering or to charge for this service. Such statements may be requested through the phone number on the cover of this Prospectus.

STATE REGULATION

Fortis Benefits is subject to regulation and supervision by the Commerce Department of the State of Minnesota, which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Fortis Benefits intends to satisfy the necessary requirements to sell the policies in all states, other than New York, as soon as possible.

LEGAL MATTERS

The legality of the Policies described in this Prospectus has been passed upon by Douglas R. Lowe, Associate General Counsel of Fortis Benefits. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised Fortis Benefits on certain federal securities law matters.

EXPERTS

The financial statements of Fortis Benefits Insurance Company and Fortis Benefits Insurance Company Variable Account C appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Renee C. West, FSA, MAAA, Actuarial Officer, Individual Actuarial Department of Fortis Benefits, as stated in her opinion filed as an exhibit to the registration statement.

RATINGS AND RANKINGS

Fortis Benefits may advertise its relative performance as compiled by outside organizations. Following is a list of ratings services which may be referred to in advertisements, along with the category in which the applicable Subaccount is included:

            RATING SERVICE                     CATEGORY
--------------------------------------  ----------------------
AGGRESSIVE GROWTH SUBACCOUNT
Morningstar Publications, Inc.            aggressive growth
Lipper Analytical Services, Inc.         small company growth
INTERNATIONAL STOCK SUBACCOUNT
Morningstar Publications, Inc.           international stock
Lipper Analytical Services, Inc.         international equity
GLOBAL GROWTH SUBACCOUNT
Morningstar Publications, Inc.           international stock
Lipper Analytical Services, Inc.                global
GROWTH STOCK SUBACCOUNT
Morningstar Publications, Inc.                  growth
Lipper Analytical Services, Inc.         capital appreciation
GLOBAL ASSET ALLOCATION SUBACCOUNT
Morningstar Publications, Inc.                 balanced
Lipper Analytical Services, Inc.           global flexible
GROWTH AND INCOME SUBACCOUNT
Morningstar Publications, Inc.            growth and income
Lipper Analytical Services, Inc.          growth and income
ASSET ALLOCATION SUBACCOUNT
Morningstar Publications, Inc.                 balanced
Lipper Analytical Services, Inc.         flexible portfolios
HIGH YIELD SUBACCOUNT
Morningstar Publications, Inc.                high yield
Lipper Analytical Services, Inc.          high current yield
GLOBAL BOND SUBACCOUNT
Morningstar Publications, Inc.            international bond
Lipper Analytical Services, Inc.             world income

            RATING SERVICE                     CATEGORY
--------------------------------------  ----------------------
DIVERSIFIED INCOME SUBACCOUNT
Morningstar Publications, Inc.              corporate bond
Lipper Analytical Services, Inc.             general bond
U.S. GOVERNMENT SUBACCOUNT
Morningstar Publications, Inc.           U.S. government bond
Lipper Analytical Services, Inc.           U.S. government
MONEY MARKET SUBACCOUNT
Morningstar Publications, Inc.               money market
Lipper Analytical Services, Inc.             money market

FINANCIAL STATEMENTS

The financial statements of Fortis Benefits included in this Prospectus should be considered only as bearing upon the ability of Fortis Benefits to meet its obligations under the Policies.

Fortis Benefits generally reinsures risks for non-group insurance in excess of $500,000 per insured with other insurance companies. See Notes 2 and 11 to Fortis Benefits' financial statements.

TO BE ADDED BY AMENDMENT.

APPENDIX A--OPTIONAL INCOME PLANS

The insurance proceeds when the insured dies or the Surrender Value on the maturity date or on full surrender of the Policy, instead of being paid in one lump sum, may be applied under one or more of the following income plans. Values under the income plans do not depend upon the investment experience of a separate account. Under options 3 or 4, unless a guaranteed period or refund alternative is selected, it would be possible to receive only one payment, in the case of the payee's early death.

OPTION 1.  INTEREST PAYMENTS

Fortis Benefits will pay interest at twelve, six, three or one month intervals for a specified period, as selected by the Policy owner. At the end of the selected period, Fortis Benefits will pay the proceeds in a single sum or under any other option selected when this option is chosen.

OPTION 2.  PAYMENTS OF A FIXED AMOUNT OR FOR A FIXED PERIOD

Fortis Benefits will make payments in an amount the Policy owner selects when choosing this option or equal payments for a period of from one to thirty years, at the choice of the Policy owner. In either case, the Policy owner may request payments at twelve, six, three or one month intervals.

OPTION 3.  LIFE INCOME PAYMENTS

(1) Life Annuity: a monthly income during the lifetime of the payee; or

(2) Life Annuity with a Guaranteed Period: a monthly income with payments guaranteed for either ten or twenty years, as the Policy owner chooses, continuing during the payee's lifetime; or

(3) Refund Life Annuity: a monthly income with payments guaranteed for the number of months determined by dividing the proceeds by the first monthly payment. The payments continue during the payee's lifetime.

OPTION 4.  JOINT LIFE INCOME PAYMENTS

The Policy owner names two payees to whom Fortis Benefits will pay a joint monthly income during their joint lifetime. After either payee's death, Fortis Benefits will make monthly payments equal to 2/3 of the joint monthly payment during the survivor's lifetime.

For options 3 and 4, the amount of the monthly payments depends on the type of income selected, the Ages of the payees on the settlement date and the amount of the proceeds. The minimum amounts payable for selected Ages are set forth in the Policy.

APPLICABLE RATES. The interest rate under options 1, 2, 3 and 4 above will effectively be at least 3 1/2% per year. If option 1 is chosen, Fortis Benefits may pay excess interest. If options 2, 3, or 4 are chosen and the monthly payments are less than those provided by Fortis Benefits under settlement rates that Fortis Benefits is then currently offering, Fortis Benefits will pay the larger amount.

OTHER TERMS AND CONDITIONS. The Policy owner may also choose any other option agreed to by Fortis Benefits. The Policy owner may also change or revoke a choice of options under which payments have not yet commenced. If the Policy owner does not choose an option before the insured dies, the beneficiary will have the right to choose an option.

No payee has the right to change the settlement option chosen before the insured's death. Payments may not be assigned or commuted.

If the payee dies before receiving all proceeds payable, Fortis Benefits will pay any amount still due to the payee's estate. Fortis Benefits has the right to pay the proceeds in a single sum if (1) the proceeds payable are less than $2,000; or (2) payments under the settlement option chosen would be less than $20 each. When an income plan starts, a separate contract will be issued describing the terms of the plan, and the Policy must be returned to us at this time. Specimen plans may be obtained from Fortis Benefits' Home Office and reference should be made to these forms for further details.

OPTIONAL INSURANCE BENEFITS

Optional insurance benefit riders may be attached to a Policy, subject to certain insurance underwriting requirements, approval in the state where the Policy is sold, and the payment of additional charges. These riders are described in general terms below. Limitations and conditions are contained in the riders, and the description below is subject to the specific terms of the riders. A prospective purchaser may obtain specimen riders from Fortis Benefits' Home Office. The charges for these riders are deducted each month as part of the Monthly Deduction from Policy Value.

Any rider selected becomes a part of the Policy and is subject to all terms of the Policy which are not inconsistent with the terms of the rider. Fortis Benefits may decline to issue any optional insurance rider in its sole discretion based on current underwriting guidelines and other regulatory restrictions. Riders may be cancelled by Policy owners in accordance with the procedures established by Fortis Benefits from time to time.

ADDITIONAL GUARANTEED DEATH BENEFIT RIDER. This rider provides for a longer guarantee period during which the Policy will not lapse, as long as the premium requirements continue to be met.

The Policy owner can choose one of these extended guarantee periods: 20 years from date of issue; to Age 65 of the younger insured; or to Age 85 of the younger insured. The rider is available only at the issuance of the Policy, and is not available where the younger insured is over Age 65 or when either of the joint insureds is rated for a higher mortality risk.

If on any monthly anniversary the premium requirement is not met, Fortis Benefits will send the Policy owner a notice of the premium required. If the required premium is not received by Fortis Benefits at it's Home Office prior to the next monthly anniversary, the rider will terminate and the extended guarantee period will expire. See "Guaranteed Death Benefit" and "Minimum Premiums" under "Payment and Allocation of Premiums-- Premiums."

Once the rider has terminated it may not be reinstated.

There is a monthly charge for this rider of $.03 per $1,000 of Face Amount.

DISABILITY RIDERS

There are four disability benefit riders available under the Policy. The Policy owner can select either an individual rider which insures only one of the joint insureds, or a joint insured rider which provides a benefit if either or both of the joint insureds becomes disabled. The Policy owner can select either a Waiver of Selected Amount rider which provides for a monthly payment to the Policy Value during disability or a Waiver of Monthly Deductions rider which waives the monthly deduction during disability. The Policy owner can only select one of these four riders.

If a jointed insured rider is in effect and one of the joint insureds dies, the joint insured rider will terminate and an individual rider on the Surviving Insured will be issued in its place.

JOINT INSURED WAIVER OF MONTHLY DEDUCTIONS RIDER. If either of the joint insureds is totally disabled for more than six months while this rider is in effect, Fortis Benefits will waive subsequent Monthly Deductions, so long as the total disability continues until Age 95. Any monthly charges deducted after disability begins but before Fortis Benefits approves the disability claim will be added to the Policy Value in a lump sum as of the date of approval, based on the premium allocation percentage then in effect. For any month that deductions are waived, otherwise applicable requirements to make additional Minimum Premium payments will be waived or suspended. The rider does not cover preexisting disabilities and terminates on the first Policy anniversary after the younger insured reaches Age 60, except as to any disability commencing prior to that time. The charges for this rider are based on the Net Amount at Risk under a Policy from time to time and the insureds' Age and rate class. The rates of charges for this rider are set forth in the Rider, and the rate at which the charge is imposed increases from year to year. An increase or decrease in the Net Amount at Risk, or the addition or cancellation of any benefits under riders the charges for which are covered under this rider, will result in an increase or decrease in the charges for this rider. The charges for this rider will also be decreased if Fortis Benefits approves a more favorable rate class for the insureds.

JOINT INSURED WAIVER OF SELECTED AMOUNT RIDER. If either or both of the joint insureds is totally disabled for more than six months while this rider is in effect, Fortis Benefits will apply a premium payment to the Policy on each subsequent Monthly Anniversary and while that insured remains totally disabled until Age 95.

The amount of the premium payment is equal to the Selected Amount chosen by the applicant at the time of application, and shown in the Policy schedule. The minimum Selected Amount that can be chosen is $25. The maximum Selected Amount that can be chosen is the monthly Minimum Premium used for the Additional Guaranteed Death Benefit Rider's guarantee period to Age 85. The monthly benefit cannot be more than $5,000. If the Face Amount of the Policy is decreased so that the annualized benefit is greater than the guideline annual premium, the benefit will be reduced.

The rider does not cover preexisting conditions and terminates on the first Policy anniversary after the younger insured reaches Age 60, except as to any disability commencing prior to that time. Monthly Deductions will be increased to include the cost of the rider which is a specified percentage of the Selected Amount based on the insureds' Age. In most states, the current charges will be shown in the Policy schedule. The charges increase from year to year. Fortis Benefits may change the rates, up to the guaranteed maximum rates set forth in the rider.

INDIVIDUAL WAIVER OF MONTHLY DEDUCTIONS RIDER AND INDIVIDUAL WAIVER OF SELECTED AMOUNT RIDER. These riders are in most respects similar to the corresponding Joint Insured Waiver of Monthly Deductions Rider or Joint Insured Waiver of Selected Amount Rider described above, except that the individual riders, rather than covering both joint insureds, cover only one of the joint insureds, as selected by the Policy owner in the application for the Policy. Also, the individual rider terminates on the Policy anniversary after the individual insured under the rider reaches Age 60.

JOINT TERM LIFE INSURANCE RIDERS

There are three different term life insurance riders available to provide additional coverage on the lives of the joint insureds. The Second-To-Die Rider provides a benefit upon the death of the Surviving Insured. The First-To-Die Rider is payable upon the death of the first joint insured. The Estate Protector Rider provides additional coverage in the event that both joint insureds die during the first four Policy years.

The maximum combined rider coverage available on the life of any one of the joint insureds under these riders is 7.25 times the face amount of the base Policy. The maximum coverage under the Second-To-Die and the First-To-Die riders is 6.0 times the Policy face amount.

The charges for these riders increase from year to year. Fortis Benefits may change the rates at which the charges for these riders are imposed, although the resulting charges will not exceed the guaranteed maximum charges for the rider set forth in the Policy schedule.

SECOND-TO-DIE RIDER. The minimum face amount of this rider is $100,000. It is available for issue on any Policy anniversary up to Age 70 of the younger insured while both joint insureds are alive.

At any time before the earlier of the end of the tenth Policy year or the younger insured's 65th birthday, the Policy owner may exchange all or part of the coverage under this rider for a Face Amount increase in the same amount under the base Policy.

As discussed further below, coverage obtained under the Second-To-Die Rider is less costly initially than a comparable amount of additional coverage obtained under the base Policy. However, for Policy owners who intend to retain their Policies, coverage under the base Policy will probably be more economical over the long term.

Fortis Benefits permits exchanges of less than the full coverage under the Second-To-Die Rider, subject to a $25,000 minimum. Such partial exchanges may be elected only once each Policy year, as of the Policy Anniversary, and only if remaining coverage on the joint insureds under the rider will be at least $100,000.

Fortis Benefits will waive its usual requirements for evidence of insurability with respect to the Face Amount increase, and the increase will be based on the same rate class as the rider. The suicide and contestability periods will run from the original date of the transferred coverage. The coverage under the rider will terminate when the Face Amount increase becomes effective.

Except as noted above, a Face Amount increase implemented upon an exchange from the Second-To-Die Rider will be subject to the same procedures and charges and in all respects have the same effect as any other Face Amount increase.

The rates of charges for coverage under the Second-To-Die Rider are expected to be lower than the rates of the cost of insurance charges for a comparable amount of coverage under the base Policy. The maximum guaranteed charges for coverage under the Second-To-Die Rider are at higher rates than the maximum guaranteed cost of insurance rates under the base Policy. Although it may be necessary for Fortis Benefits to obtain an order of the Securities and Exchange Commission in order to assess charges at the maximum rates permitted under the Second-To-Die Rider, Fortis Benefits specifically reserves the right to seek such an order. Fortis Benefits cannot predict whether the Commission would issue any requested order.

If coverage on the joint insureds is taken pursuant to the Second-To-Die Rider, the monthly Minimum Premium will be lower (unless and until such coverage is exchanged for a Face Amount increase as described above) than if the same amount of Face Amount were purchased under the base Policy. This means that any Surrender Charge would also be lower, and that initially a smaller amount of premiums will be required to maintain the Policy's Guaranteed Death Benefit. See "Minimum Premiums" under "Payment and Allocation of Premiums--Premiums." Reduced premium payments, of course, will tend to result in lower amounts of charges that are based on premium payments or a Policy's Policy Value. See "Charges and Deductions." However, the maximum amount of any Premium Based Bonuses will be less if coverage is taken under the Second-To-Die Rider, rather than under the base Policy. This can make coverage under the base Policy more advantageous, in the long run, for Policy owners who plan to retain their Policies, especially for those whose premiums are at least at the level of the Maximum Bonus Premium.

Also, although use of the Second-To-Die Rider initially reduces the amount of Minimum Premiums that must be paid for certain purposes, it also reduces the amount of premiums that are permitted to be paid under applicable Code limitations. See "Payment and Allocation of Premiums-- Premiums" and "Federal Tax Matters--Taxation of Policy Benefits." Reduced premium payments, of course, also reduce the amount of Policy Value that is available to earn a return for the Policy owner. Finally, under death benefit Type A, lower premium payments will increase the Net Amount at Risk, which will increase the amount of cost of insurance charges. Accordingly, Policy owners who are interested in making the maximum amount of premium payments and maintaining the maximum amount of Policy Value, relative to the amount of insurance coverage, may be well advised to elect coverage under the base Policy, rather than under the Second-To-Die Rider.

FIRST-TO-DIE RIDER. This rider provides coverage upon the death of the first joint insured. In most other respects it is similar to the Second-To-Die Rider described above. The other significant difference is that this rider cannot be exchanged or converted to coverage under the base Policy or to another Fortis Benefit life insurance policy. It is not available if the combined rating under the base Policy is in excess of 400% of the standard rating.

ESTATE PROTECTOR RIDER. This rider is available only at issuance of the Policy for estate planning purposes, and cannot be converted or exchanged. The maximum amount of coverage under the rider is 125% of the face amount of the base policy. The minimum face amount is $100,000.

The term of this rider is four years from the issue date of the Policy. Its purpose is to provide an additional death benefit in the early Policy years in order to pay any estate tax liability that may arise from having established ownership of the Policy in a trust in anticipation of death.

ADDITIONAL INSURED RIDER PLUS

This rider provides fixed amounts of insurance until Age 95 on the life of one or more persons other than the joint insureds who are members of the primary insureds' immediate family, or individuals in whom the owner has an insurable interest. In the event an insured under this rider is not a family member, certain special tax rules will apply. For a brief description of these tax rules see "Federal Tax Matters." The number of insureds that may be covered by this rider is limited to five. Subject to Fortis Benefits' underwriting requirements, coverage on persons not already insured may be added on a Policy Anniversary. Combined coverage for all additional insureds under this rider may not exceed six times the base Policy's Face Amount. Coverage on additional insureds will automatically be reduced pro-rata, to the extent necessary to ensure that this limit is not exceeded.

The charges increase from year to year. Fortis Benefits may change the rates at which the charges for this rider are imposed, although the resulting charges will not exceed the guaranteed maximum charges for this rider set forth in the Policy schedule.

The Policy owner may convert the coverage on an additional insured to a variable universal life insurance policy offered by us at any time before the later of the end of the fifth Policy year or the additional insured's 65th birthday. The conversion is not available more than 31 days after the death of the Surviving Insured. Fortis Benefits permits conversion of less than the full coverage on an additional insured. However, partial conversions are subject to a $25,000 minimum and may be elected only on the Policy Anniversary, and only if remaining coverage on the additional insured under the Rider will be at least $25,000.

Fortis Benefits will waive its usual requirement for evidence of insurability with respect to an amount of the new policy's Face Amount that is not in excess of the amount of rider coverage canceled, and the new coverage will be based on the same rate class as under the rider. The suicide and contestability periods will run from the original date of the transferred coverage. The coverage under the rider will terminate when the new coverage becomes effective. Any amounts deducted for the rider coverage for periods beyond such time will be refunded. Except as noted above, the customary procedures and charges for issuing a new Policy will apply to a conversion from the Additional Insured Rider Plus.

APPENDIX B--ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS

The tables on pages B-3 to B-6 illustrate the way in which a Policy's death benefit, Policy Value and Surrender Value could vary over an extended period of time, assuming that all premiums are allocated to the Subaccounts of the Separate Account for the entire period shown and assuming hypothetical gross investment rates of return for the underlying Fortis Series Portfolios (i.e., investment income and capital gains and losses, realized and unrealized) equivalent to constant gross annual rates of 0%, 4%, 8% and 12%.

The tables are based on a Face Amount of $1,000,000 for a male Age 55 and a female Age 53. Each illustration assumes that the insureds are in the non-smoker underwriting risk classification. Illustrations for insureds in the smoker or a substandard underwriting risk classification would show, for the same Age and premium payments, lower Policy Values and, therefore, lower Surrender Values and, for the Alternative Death Benefit and Death Benefit Type B, lower death benefits. These values would be higher, however, for an otherwise comparable Policy on the joint lives of a non-smoker female Age 55 and a male Age 53. An otherwise comparable Policy using gender-neutral cost of insurance rates may also show higher values than the Policies illustrated in the tables that follow.

The amounts shown for the death benefits, Policy Values and Surrender Values take into account the deductions from premiums and the Monthly Deduction, as well as the daily deductions from the Separate Account for premium tax, and sales expenses equivalent to an annual rate of .35%, for mortality and expense risks equivalent to an annual rate of 1.00% of the Policy Value in the Separate Account, for assumed Portfolio investment advisory fees equivalent to an annual rate of .62% and for other Portfolio operating expenses equivalent to an annual rate of .07% of the average daily value of the aggregate net assets of the Portfolio. (.62% is the average of the advisory fee rates paid by the currently available Portfolios and .07% is the actual amount of other expenses that those Portfolios incurred in 1994).

Taking account of the daily deductions for premium tax and sales expenses, mortality and expense risks and assumed Portfolio operating expenses, the gross annual investment rates of return of 0%, 4%, 8% and 12% correspond to actual (or net) annual rates of: 2.04%, 1.96%, 5.96% and 9.96%, respectively.

The hypothetical returns in the tables do not reflect any charges for income taxes against the Separate Account, since no such charges are currently made. However, if in the future such charges are made, in order to produce the death benefits, Policy Values and Surrender Values illustrated, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by a sufficient amount to cover the tax charges. See "Federal Tax Matters--Taxation of Fortis Benefits."

The second column of the tables shows the amount which would accumulate if each year an amount equal to the sum of twelve monthly Minimum Premiums were invested to earn interest, after taxes, at 5% compounded annually. The difference between Policy Values and Surrender Values during the first eleven Policy years, as shown in the tables, is the amount of Surrender Charge.

Upon request, Fortis Benefits will furnish an illustration reflecting the proposed insured's Age and sex, the Face Amount and premium amounts requested, frequency of premium payments, the death benefit option and any available rider requested.

TABLE OF CONTENTS FOR ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS

                                                                        PAGE
                                                                        ----
Illustrations Based on CURRENT Charge and Policy Value Advance
 Schedules:
  Death Benefit Type A................................................  B-3
  Death Benefit Type B................................................  B-4
Illustrations Based on GUARANTEED Charge and Policy Value Advance
 Schedules:
  Death Benefit Type A................................................  B-5
  Death Benefit Type B................................................  B-6

MALE ISSUE AGE 55, FEMALE ISSUE AGE 53
NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $1,000,000--DEATH BENEFIT TYPE A
CURRENT CHARGE AND PREMIUM BASED BONUS SCHEDULES

                     PREMIUMS
                  ACCUMULATED AT
 END OF POLICY     5% INTEREST       DEATH    POLICY  SURRENDER     DEATH    POLICY   SURRENDER
      YEAR         PER YEAR (1)     BENEFIT   VALUE     VALUE      BENEFIT    VALUE     VALUE
     ------       --------------   ---------  ------  ---------   ---------  -------  ---------
                                         0% (1)(2)(3)(4)                 4% (1)(2)(3)(4)
                                   ----------------------------   -----------------------------
                                   VALUES BASED ON ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT
                                                        RATES OF RETURN OF
                                   ------------------------------------------------------------
               1    $    11,182    1,000,000   7,205        0     1,000,000    7,561         0
               2         22,924    1,000,000  13,843    4,596     1,000,000   14,843     5,598
               3         35,253    1,000,000  20,145    9,973     1,000,000   22,066    11,900
               4         48,198    1,000,000  26,099   15,018     1,000,000   29,213    18,146
               5         61,790    1,000,000  32,010   20,036     1,000,000   36,587    24,637
               6         76,062    1,000,000  37,879   27,594     1,000,000   44,195    33,910
               7         91,048    1,000,000  43,893   35,321     1,000,000   52,228    43,656
               8        106,783    1,000,000  50,087   43,230     1,000,000   60,732    53,876
               9        123,305    1,000,000  56,340   51,197     1,000,000   69,614    64,471
              10        140,652    1,000,000  61,869   58,440     1,000,000   78,090    74,661
              15        241,302    1,000,000  80,838   80,838     1,000,000  116,160   116,160
              20        369,760    1,000,000  79,515   79,515     1,000,000  140,141   140,141
              25        533,708    1,000,000  47,229   47,229     1,000,000  137,215   137,215
              40      1,350,843            0       0        0             0        0         0


 END OF POLICY      DEATH    POLICY   SURRENDER     DEATH     POLICY    SURRENDER
      YEAR         BENEFIT    VALUE     VALUE      BENEFIT     VALUE      VALUE
     ------       ---------  -------  ---------   ---------  ---------  ---------
                         8% (1)(2)(3)(4)                 12% (1)(2)(3)(4)
                  -----------------------------   -------------------------------

               1  1,000,000    7,917         0    1,000,000      8,274         0
               2  1,000,000   15,872     6,630    1,000,000     16,933     7,693
               3  1,000,000   24,101    13,942    1,000,000     26,252    16,100
               4  1,000,000   32,604    21,550    1,000,000     36,288    25,250
               5  1,000,000   41,710    29,786    1,000,000     47,432    35,536
               6  1,000,000   51,462    41,176    1,000,000     59,803    49,517
               7  1,000,000   62,084    53,513    1,000,000     73,714    65,142
               8  1,000,000   73,670    66,813    1,000,000     89,360    82,504
               9  1,000,000   86,191    81,048    1,000,000    106,860   101,717
              10  1,000,000   98,909    95,480    1,000,000    125,597   122,169
              15  1,000,000  168,526   168,526    1,000,000    246,262   246,262
              20  1,000,000  246,084   246,084    1,000,000    439,117   439,117
              25  1,000,000  331,679   331,679    1,000,000    770,187   770,187
              40  1,000,000  665,789   665,789    4,259,489  4,056,656  4,056,656

------------------------
(1) Assumes annual premium of $10,000 paid in full at the beginning of each Policy year. The values vary from those shown if the amount or frequency of payments vary.

(2) Assumes that no Policy loan or partial withdrawal has been made and no optional insurance riders have been selected. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Based Bonuses credited according to the following schedule:

                                OPTION A PERCENTAGES
                                 END OF POLICY YEAR
               AGE OF       -----------------------------
          YOUNGEST INSURED  0-6     7     8    9-18   19+
          ----------------  ----   ---   ---   ----   ---
          18-41              0%     2%    4%    7%     7%
          41-54              0      2     4     9      9
          55 +               0      2     4    11     11

(4) Reflects Cash Value Bonuses credited on each monthly Anniversary after the monthly deduction is made.

ANNUAL RATE OF CASH VALUE BONUSES AS A PERCENT OF UNLOANED POLICY VALUE

                            BAND 1
                   -------------------------
                                    POLICY                BAND 2                          BAND 3
 SURRENDER VALUE                     YEARS     -----------------------------   -----------------------------
   ON DATE OF      POLICY YEARS     20 AND     POLICY YEARS    POLICY YEARS    POLICY YEARS    POLICY YEARS
  MONTHLY BONUS       1 - 19         LATER        1 - 19       20 AND LATER       1 - 19       20 AND LATER
-----------------  -------------   ---------   -------------   -------------   -------------   -------------
$0 - $9,999              .00%            .35%        .00%            .35%            .00%            .35%
$10,000 - $24,999        .05%            .40%        .05%            .45%            .05%            .40%
$25,000 - $74,999        .10%            .45%        .15%            .55%            .20%            .55%
$75,000 or more          .15%            .50%        .20%            .55%            .35%            .70%

(5) Alternative Death Benefit applies: See "Policy Benefits--Death Benefit Options" for further details.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS INCLUDING THE PREMIUM AND POLICY VALUE ALLOCATIONS MADE BY AN OWNER AND THE DIFFERENT RATES OF RETURN OF THE PORTFOLIOS. THE DEATH BENEFIT, POLICY VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGES 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE GENERAL ACCOUNT. NO REPRESENTATIONS CAN BE MADE BY FORTIS BENEFITS OR FORTIS SERIES THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MALE ISSUE AGE 55, FEMALE ISSUE AGE 53
STANDARD NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $1,000,000--DEATH BENEFIT TYPE B
CURRENT CHARGE AND PREMIUM BASED BONUS SCHEDULES

                     PREMIUMS
                  ACCUMULATED AT
 END OF POLICY     5% INTEREST       DEATH    POLICY  SURRENDER     DEATH    POLICY   SURRENDER
      YEAR         PER YEAR (1)     BENEFIT   VALUE     VALUE      BENEFIT    VALUE     VALUE
     ------       --------------   ---------  ------  ---------   ---------  -------  ---------
                                         0% (1)(2)(3)(4)                 4% (1)(2)(3)(4)
                                   ----------------------------   -----------------------------
                                   VALUES BASED ON ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT
                                                        RATES OF RETURN OF
                                   ------------------------------------------------------------
               1    $   11,182     1,007,178   7,178        0     1,007,532    7,532         0
               2        22,924     1,013,760  13,760    4,513     1,014,753   14,753     5,509
               3        35,253     1,019,979  19,979    9,806     1,021,883   21,883    11,717
               4        48,198     1,025,821  25,821   14,739     1,028,898   28,898    17,829
               5        61,790     1,031,599  31,599   19,623     1,036,110   36,110    24,158
               6        76,062     1,037,317  37,317   27,032     1,043,524   43,524    33,238
               7        91,048     1,043,161  43,161   34,589     1,051,328   51,328    42,757
               8       106,783     1,049,156  49,156   42,299     1,059,557   59,557    52,700
               9       123,305     1,055,118  55,118   49,975     1,068,095   68,095    62,953
              10       140,652     1,060,341  60,341   56,912     1,076,126   76,126    72,697
              15       241,302     1,076,821  76,821   76,821     1,110,161  110,161   110,161
              20       369,760     1,071,090  71,090   71,090     1,125,344  125,344   125,344
              25       533,708     1,033,366  33,366   33,366     1,106,680  106,680   106,680
              40     1,350,843             0       0        0             0        0         0


 END OF POLICY      DEATH    POLICY   SURRENDER     DEATH     POLICY    SURRENDER
      YEAR         BENEFIT    VALUE     VALUE      BENEFIT     VALUE      VALUE
     ------       ---------  -------  ---------   ---------  ---------  ---------
                         8% (1)(2)(3)(4)                 12% (1)(2)(3)(4)
                  -----------------------------   -------------------------------

               1  1,007,887    7,887         0    1,008,243      8,243         0
               2  1,015,777   15,777     6,535    1,016,831     16,831     7,591
               3  1,023,899   23,899    13,740    1,026,032     23,032    15,880
               4  1,032,248   32,248    21,194    1,035,889     35,889    24,849
               5  1,041,157   41,157    29,230    1,046,793     46,793    34,894
               6  1,050,661   50,661    40,376    1,058,853     58,853    48,567
               7  1,060,982   60,982    52,411    1,072,368     72,368    63,797
               8  1,072,190   72,190    65,333    1,087,504     87,504    80,648
               9  1,084,228   84,228    79,085    1,104,330    104,330    99,187
              10  1,096,304   96,304    92,876    1,122,152    122,152   118,724
              15  1,159,429  159,429   159,429    1,232,449    232,449   232,449
              20  1,219,833  219,833   219,833    1,389,879    389,879   389,979
              25  1,262,473  262,473   262,473    1,564,557    564,557   564,557
              40          0        0         0    3,016,198  2,016,198  2,016,198

------------------------
(1) Assumes annual premium of $10,000 paid in full at the beginning of each Policy year. The values vary from those shown if the amount or frequency of payments vary.

(2) Assumes that no Policy loan or partial withdrawal has been made and no optional insurance riders have been selected. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Based Bonuses credited according to the following schedule:

                                OPTION B PERCENTAGES
                                 END OF POLICY YEAR
               AGE OF       -----------------------------
          YOUNGEST INSURED  0-6     7     8    9-18   19+
          ----------------  ----   ---   ---   ----   ---
          18-41              0%     2%    8%   12%    12%
          41-54              0      2     8    16     16
          55 +               0      2     8    20     20

(4) Reflects Cash Value Bonuses credited on each monthly Anniversary after the monthly deduction is made.

ANNUAL RATE OF CASH VALUE BONUSES AS A PERCENT OF UNLOANED POLICY VALUE

                            BAND 1
                   -------------------------
                                    POLICY                BAND 2                          BAND 3
 SURRENDER VALUE                     YEARS     -----------------------------   -----------------------------
   ON DATE OF      POLICY YEARS     20 AND     POLICY YEARS    POLICY YEARS    POLICY YEARS    POLICY YEARS
  MONTHLY BONUS       1 - 19         LATER        1 - 19       20 AND LATER       1 - 19       20 AND LATER
-----------------  -------------   ---------   -------------   -------------   -------------   -------------
$0 - $9,999              .00%            .35%        .00%            .35%            .00%            .35%
$10,000 - $24,999        .05%            .40%        .05%            .45%            .05%            .40%
$25,000 - $74,999        .10%            .45%        .15%            .55%            .20%            .55%
$75,000 or more          .15%            .50%        .20%            .55%            .35%            .70%

(5) Alternative Death Benefit applies: See "Policy Benefits--Death Benefit Options" for further details.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT
BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS INCLUDING THE PREMIUM AND POLICY VALUE ALLOCATIONS MADE BY AN OWNER AND THE DIFFERENT RATES OF RETURN OF THE PORTFOLIOS. THE DEATH BENEFIT, POLICY VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGES 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE GENERAL ACCOUNT. NO REPRESENTATIONS CAN BE MADE BY FORTIS
BENEFITS OR FORTIS SERIES THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MALE ISSUE AGE 55, FEMALE AGE 53
STANDARD NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $1,000,000--DEATH BENEFIT TYPE A
GUARANTEED CHARGE AND PREMIUM BASED BONUS SCHEDULES

                     PREMIUMS
                  ACCUMULATED AT
 END OF POLICY     5% INTEREST       DEATH    POLICY  SURRENDER     DEATH    POLICY  SURRENDER
      YEAR         PER YEAR (1)     BENEFIT   VALUE     VALUE      BENEFIT   VALUE     VALUE
     ------       --------------   ---------  ------  ---------   ---------  ------  ---------
                                         0% (1)(2)(3)(4)                4% (1)(2)(3)(4)
                                   ----------------------------   ----------------------------
                                        VALUES BASED ON ASSUMED HYPOTHETICAL GROSS ANNUAL
                                                  INVESTMENT RATES OF RETURN OF
                                   -----------------------------------------------------------
               1        11,182     1,000,000   5,004        0     1,000,000   5,307        0
               2        22,924     1,000,000   9,659      335     1,000,000  10,467    1,145
               3        35,253     1,000,000  13,953    3,658     1,000,000  15,459    5,169
               4        48,198     1,000,000  17,865    6,609     1,000,000  20,254    9,008
               5        61,790     1,000,000  21,374    9,374     1,000,000  24,819   12,819
               6        76,062     1,000,000  24,441   14,155     1,000,000  29,103   18,818
               7        91,048     1,000,000  27,219   18,647     1,000,000  33,248   24,676
               8       106,783     1,000,000  29,870   23,013     1,000,000  37,407   30,550
               9       123,305     1,000,000  32,323   27,180     1,000,000  41,508   36,385
              10       140,652     1,000,000  34,081   30,652     1,000,000  45,052   41,624
              15       241,302     1,000,000  30,641   30,641     1,000,000  51,995   51,995
              20       369,760             0       0        0     1,000,000  26,902   26,902
              25       533,708             0       0        0             0       0        0
              40     1,350,843             0       0        0             0       0        0


 END OF POLICY      DEATH    POLICY  SURRENDER     DEATH    POLICY   SURRENDER
      YEAR         BENEFIT   VALUE     VALUE      BENEFIT    VALUE     VALUE
     ------       ---------  ------  ---------   ---------  -------  ---------
                        8% (1)(2)(3)(4)                12% (1)(2)(3)(4)
                  ----------------------------   -----------------------------

               1  1,000,000   5,610        0     1,000,000   5,9160
               2  1,000,000  11,301    1,982     1,000,000   12,163     2,846
               3  1,000,000  17,061    6,776     1,000,000   18,761     8,482
               4  1,000,000  22,867   11,633     1,000,000   25,719    14,497
               5  1,000,000  28,697   16,697     1,000,000   33,051    21,051
               6  1,000,000  34,507   24,222     1,000,000   40,751    30,466
               7  1,000,000  40,444   31,873     1,000,000   49,009    40,437
               8  1,000,000  46,677   39,821     1,000,000   58,045    51,188
               9  1,000,000  53,155   48,012     1,000,000   67,939    62,796
              10  1,000,000  59,455   56,026     1,000,000   78,242    74,814
              15  1,000,000  85,080   85,080     1,000,000  136,024   136,024
              20  1,000,000  87,026   87,026     1,000,000  200,877   200,484
              25  1,000,000  27,075   27,075     1,000,000  257,877   257,877
              40          0       0        0     1,000,000  126,237   126,237

------------------------
(1) Assumes annual premium of $10,000 paid in full at the beginning of each Policy year. The values vary from those shown if the amount or frequency of payments vary.

(2) Assumes that no Policy loan or partial withdrawal has been made and no optional insurance riders have been selected. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Based Bonuses credited according to the following schedule:

                                OPTION A PERCENTAGES
                                 END OF POLICY YEAR
               AGE OF       -----------------------------
          YOUNGEST INSURED  0-6     7     8    9-18   19+
          ----------------  ----   ---   ---   ----   ---
          18-41              0%     2%    4%    7%     7%
          41-54              0      2     4     9      9
          55 +               0      2     4    11     11

(4) Reflects Cash Value Bonuses credited on each monthly Anniversary after the monthly deduction is made.

ANNUAL RATE OF CASH VALUE BONUSES AS A PERCENT OF UNLOANED POLICY VALUE

                            BAND 1
                   -------------------------
                                    POLICY                BAND 2                          BAND 3
 SURRENDER VALUE                     YEARS     -----------------------------   -----------------------------
   ON DATE OF      POLICY YEARS     20 AND     POLICY YEARS    POLICY YEARS    POLICY YEARS    POLICY YEARS
  MONTHLY BONUS       1 - 19         LATER        1 - 19       20 AND LATER       1 - 19       20 AND LATER
-----------------  -------------   ---------   -------------   -------------   -------------   -------------
$0 - $9,999              .00%            .35%        .00%            .35%            .00%            .35%
$10,000 - $24,999        .05%            .40%        .05%            .45%            .05%            .40%
$25,000 - $74,999        .10%            .45%        .15%            .55%            .20%            .55%
$75,000 or more          .15%            .50%        .20%            .55%            .35%            .70%

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS INCLUDING THE PREMIUM AND POLICY VALUE ALLOCATIONS MADE BY AN OWNER AND THE DIFFERENT RATES OF RETURN OF THE PORTFOLIOS. THE DEATH BENEFIT, POLICY VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGES 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE GENERAL ACCOUNT. NO
REPRESENTATIONS CAN BE MADE BY FORTIS BENEFITS OR FORTIS SERIES THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MALE ISSUE AGE 55, FEMALE ISSUE AGE 53
NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $1,000,000--DEATH BENEFIT TYPE B
GUARANTEED CHARGE AND PREMIUM BASED BONUS SCHEDULES

                     PREMIUMS
                  ACCUMULATED AT
 END OF POLICY     5% INTEREST       DEATH    POLICY  SURRENDER     DEATH    POLICY  SURRENDER
      YEAR         PER YEAR (1)     BENEFIT   VALUE     VALUE      BENEFIT   VALUE     VALUE
     ------       --------------   ---------  ------  ---------   ---------  ------  ---------
                                         0% (1)(2)(3)(4)                4% (1)(2)(3)(4)
                                   ----------------------------   ----------------------------
                                        VALUES BASED ON ASSUMED HYPOTHETICAL GROSS ANNUAL
                                                  INVESTMENT RATES OF RETURN OF
                                   -----------------------------------------------------------
               1    $   11,182     1,004,977   4,977        0     1,005,279   5,279        0
               2        22,924     1,009,586   9,586      262     1,010,388  10,388    1,066
               3        35,253     1,013,812  13,812    3,516     1,015,304  15,304    5,013
               4        48,198     1,017,635  17,635    6,378     1,019,993  19,993    8,746
               5        61,790     1,021,031  21,031    9,031     1,024,419  24,419   12,419
               6        76,062     1,023,960  23,960   13,675     1,028,526  28,526   18,241
               7        91,048     1,026,574  26,574   18,002     1,032,451  32,451   23,880
               8       106,783     1,029,033  29,033   22,176     1,036,342  36,342   29,485
               9       123,305     1,031,260  31,260   26,117     1,040,116  40,116   34,973
              10       140,652     1,032,755  32,755   29,327     1,043,266  43,266   39,838
              15       241,302     1,027,550  27,550   27,550     1,046,860  46,860   46,860
              20       369,760             0       0        0     1,016,982  16,982   16,982
              25       533,708             0       0        0             0       0        0
              40     1,350,843             0       0        0             0       0        0


 END OF POLICY      DEATH    POLICY  SURRENDER     DEATH    POLICY   SURRENDER
      YEAR         BENEFIT   VALUE     VALUE      BENEFIT    VALUE     VALUE
     ------       ---------  ------  ---------   ---------  -------  ---------
                        8% (1)(2)(3)(4)                12% (1)(2)(3)(4)
                  ----------------------------   -----------------------------

               1  1,005,581   5,581        0     1,005,885    5,885         0
               2  1,011,217  11,217    1,897     1,012,073   12,073     2,755
               3  1,016,890  16,890    6,604     1,018,573   18,573     8,293
               4  1,022,571  22,571   11,336     1,025,385   25,385    14,162
               5  1,028,231  28,231   16,231     1,032,510   32,510    20,510
               6  1,033,816  33,816   23,531     1,039,927   39,927    29,642
               7  1,039,463  39,463   30,892     1,047,806   47,806    39,234
               8  1,045,328  45,328   38,471     1,056,341   56,341    49,485
               9  1,051,340  51,340   46,197     1,065,578   65,578    60,435
              10  1,057,054  57,054   53,626     1,075,027   75,027    71,599
              15  1,077,251  77,251   77,251     1,123,695  123,695   123,695
              20  1,067,381  67,381   67,381     1,162,232  162,232   162,232
              25          0       0        0     1,154,153  154,153   154,153
              40          0       0        0             0        0         0

------------------------
(1) Assumes annual premium of $10,000 paid in full at the beginning of each Policy year. The values vary from those shown if the amount or frequency of payments vary.

(2) Assumes that no Policy loan or partial withdrawal has been made and no optional insurance riders have been selected. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.

(3) Reflects Premium Based Bonuses credited according to the following schedule:

                                OPTION B PERCENTAGES
                                 END OF POLICY YEAR
               AGE OF       -----------------------------
          YOUNGEST INSURED  0-6     7     8    9-18   19+
          ----------------  ----   ---   ---   ----   ---
          18-41              0%     4%    8%   12%    12%
          41-54              0      4     8    16     16
          55 +               0      4     8    20     20

(4) Reflects Cash Value Bonuses credited on each monthly Anniversary after the monthly deduction is made.

ANNUAL RATE OF CASH VALUE BONUSES AS A PERCENT OF UNLOANED POLICY VALUE

                            BAND 1
                   -------------------------
                                    POLICY                BAND 2                          BAND 3
 SURRENDER VALUE                     YEARS     -----------------------------   -----------------------------
   ON DATE OF      POLICY YEARS     20 AND     POLICY YEARS    POLICY YEARS    POLICY YEARS    POLICY YEARS
  MONTHLY BONUS       1 - 19         LATER        1 - 19       20 AND LATER       1 - 19       20 AND LATER
-----------------  -------------   ---------   -------------   -------------   -------------   -------------
$0 - $9,999              .00%            .35%        .00%            .35%            .00%            .35%
$10,000 - $24,999        .05%            .40%        .05%            .45%            .05%            .40%
$25,000 - $74,999        .10%            .45%        .15%            .55%            .20%            .55%
$75,000 or more          .15%            .50%        .20%            .55%            .35%            .70%

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS INCLUDING THE PREMIUM AND POLICY VALUE ALLOCATIONS MADE BY AN OWNER AND THE DIFFERENT RATES OF RETURN OF THE PORTFOLIOS. THE DEATH BENEFIT, POLICY VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGES 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE GENERAL ACCOUNT. NO REPRESENTATIONS CAN BE MADE BY FORTIS BENEFITS OR FORTIS SERIES THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX C--THE GENERAL ACCOUNT

A POLICY OWNER MAY ALLOCATE PREMIUMS OR TRANSFER POLICY VALUE TO THE GENERAL ACCOUNT, WHICH CONSISTS OF ALL FORTIS BENEFITS' ASSETS NOT HELD IN THE SEPARATE ACCOUNT OR OTHER SEGREGATED ASSET ACCOUNTS. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE GENERALLY SUBJECT TO THE PROVISIONS OF THOSE ACTS AND FORTIS BENEFITS HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS RELATING TO THE GENERAL ACCOUNT. DISCLOSURES REGARDING THE GENERAL ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

This prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy involving the Separate Account and contains only selected information regarding the General Account. More information regarding the General Account may be obtained from Fortis Benefits' Home Office or from your sales representatives.

GENERAL DESCRIPTION

Subject to applicable law, Fortis Benefits has sole discretion over the investment of the assets of the General Account. Unlike the assets of the Separate Account, the assets of the General Account are chargeable with liabilities arising out of any other business of Fortis Benefits.

The allocation or transfer of amounts to the General Account does not entitle a Policy owner to share in the investment experience of the General Account. Instead, Fortis Benefits guarantees that Policy Value in the General Account will accrue interest at an effective annual rate of at least 4%, independent of the actual investment experience of the General Account. Fortis Benefits is not obligated to credit interest at any higher rate, although Fortis Benefits, in its sole discretion, may do so. The rates of interest actually credited to any amount in the General Account from time to time may vary depending on when that amount was first allocated to the General Account.

The Policy owner may select either Death Benefit Option A or B under the Policy and may change such option or the Policy's Face Amount, subject to satisfactory evidence of insurability where required and subject to all the conditions and limitations applicable to such transactions generally. See "Policy Benefits."

GENERAL ACCOUNT POLICY VALUE

The Policy Value in the General Account will reflect the amount and frequency of premium payments allocated to the General Account, the amount of interest and any Premium Based Bonuses and Cash Value Bonuses credited to amounts in the General Account, any partial withdrawals, any transfers from or to the Separate Account, any Policy loans and the Monthly Deduction imposed on amounts in the General Account in connection with the Policy. Charges under a Policy are the same as when the Separate Account is being used, except that no daily charges for mortality and expense risk or premium tax and sales expenses are imposed on amounts of Policy Value in the General Account. See "Charges and Deductions."

TRANSFERS, SURRENDERS AND POLICY LOANS

Amounts in the General Account are generally subject to the same rights and limitations and will be subject to the same charges as are amounts allocated to the Subaccounts of the Separate Account with respect to transfers, total surrenders, partial withdrawals, and Policy loans. See "Payment and Allocation of Premiums--Allocation of Premiums and Policy Value," "Loan Privileges," and "Surrender and Partial Withdrawal." One exception is that transfers out of the General Account are limited to one transfer in each Policy year, which may not be for more than 50% of the Policy Value in the General Account (excluding the amount of General Account Policy Value attributable to Policy loans) at the date of transfer. However, if the unloaned General Account Policy Value at the date of transfer is less than $1,000, the entire unloaned balance may be transferred from the General Account to the Separate Account. See "Payment and Allocation of Premiums--Allocation of Premiums and Policy Value." Fortis Benefits reserves the right to review these limits on an annual basis and, subject to the limits in the Policy, to reduce them.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    UNDERTAKING PURSUANT TO RULE 484(b)(1)
                       UNDER THE SECURITIES ACT OF 1933

Pursuant to the Distribution Agreement incorporated as Exhibit 1.A(3)(a) to this Registration Statement, Fortis Benefits has agreed to indemnify Investors (and its agents, employees, and controlling persons) for damages and expenses arising out of certain material misstatements and omissions in connection with the offer and sale of the Policies, unless the misstatement or omission was based on information supplied by Investors; provided, however, that no such indemnity will be made to Investors or its controlling persons for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations under such agreement. The indemnity could apply to certain directors, officers or controlling persons of the Separate Account by virtue of the fact that they are also agents, employees or controlling persons of Investors. Also, Fortis Benefits' By-Laws (see Article VII, Section 5 thereof, which is incorporated herein by reference from Exhibit 1.A(6)(b) to registrant's Form S-6 registration Statement, File No. 33-03919, filed on March 17, 1986) provides for indemnity and payment of expenses of Fortis Benefits' officers, directors and employees in connection with certain legal proceedings, judgments, and settlements arising by reasons of their service as such, all to the extent and in the manner permitted by law.

Insofar as indemnification for any liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fortis Benefits or the Separate Account pursuant to the foregoing provisions, or otherwise, Fortis Benefits and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fortis Benefits of expenses incurred or paid by a director, officer or controlling person of Fortis Benefits or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Fortis Benefits will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS AND UNDERTAKINGS PURSUANT
                   TO RULE 6e-3(T)(b)(13)(iii)(F) UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

Registrant makes the following representations:

      (1) Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

      (2) The level of the mortality, expense and guaranteed death benefit risk charges is within the range of industry practice for comparable flexible premium survivorship variable life insurance policies and is reasonable in relation to the risks assumed by Fortis Benefits under the Policies.

      (3) Fortis Benefits has concluded that a reasonable likelihood exists that the distribution financing arrangement of the Separate Account will benefit the Separate Account and Policy owners and will keep and make available to the Commission on request a memorandum setting forth the basis of this representation; and the Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based on an analysis of the Policy's internal pricing structure, including the level of other expense charges, the absence of expense charges for a number of Policy owner transactions and uncertainties in terms of expense, mortality and investment factors and projected revenues. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representations in paragraphs (2) and (3) above.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     Facing Sheet.

     Cross-Reference Table.

     Prospectus, consisting of ____ pages.

     Undertaking to File Reports.

     Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

     Representations and Undertakings pursuant to Rule 6e-3(T)(b)(13) (iii)(F) under the Investment Company Act of 1940.

     Signatures.

     Written Consents of the following persons:

        Renee C. West, FSA, MAAA (filed with Exhibit 6 below).

        Douglas R. Lowe, Esq. (filed with Exhibit 3 below).

        Ernst & Young LLP, Independent Auditors (to be filed by amendment).

      The following exhibits:

      1A. (1) --Resolution of Board of Directors of Fortis Benefits (under its prior name, Western Life Insurance Company) effecting the establishment of Variable Account C (incorporated by reference from Exhibit 1.A(1) to registrant's Form S-6 Registration Statement, File No. 33-28551, filed on May 5, 1989).

          (2)  --Not applicable

          (3)  --(a) Distribution Agreement between Fortis Benefits and
               Fortis Investors, Inc.  (incorporated by reference from
               Exhibit No. 3(a) to Post-Effective Amendment No. 9 to registrant's Form S-6 registration statement, File No. 33-28551, filed April 29, 1994).

               --(b) Form of Dealer Sales Agreement (incorporated by reference from Post-Effective Amendment No. 12 to registrant's Form N-4 registration statement, File No. 33-19421, filed December 22,
               1994).

               --(c) Schedule of sales commissions (incorporated by reference from "Distribution of the Policies" in the attached prospectus).

          (4)  --Not applicable

          (5) --(a) Specimen Flexible Premium Survivorship Variable Life Insurance Policy (to be filed by amendment).

               --(b) Form of Additional Guaranteed Benefit Rider,Joint Insured Waiver of Monthly Deductions Rider, Joint Insured Waiver of Selected Amount Rider, Second-To-Die Rider, First-To-Die Rider, and Estate Protector Rider (to be filed by amendment).

               --(c) Form of Waiver of Monthly Deductions Rider (incorporated by reference from Exhibit 1.A(5)(c) to Pre-Effective Amendment No. 1 to registrant's Form S-6 Registration Statement, File No. 33-28551, filed on August 18, 1989).

               --(d) Form of Waiver of Selected Amount Rider and Accelerated Death Benefit Rider (incorporated by reference from Exhibit 5(d) to Post-Effective Amendment No. 9 to the registrant's Form S-6 Registration Statement, File No. 33-28551, filed April 29, 1994).

               --(e) Form of Additional Insured Rider Plus (incorporated by reference from Exhibit 5(d) to Post-Effective Amendment No. 7 to registrant's Form S-6 Registration Statement File No. 33-48266, filed April 28, 1995).

          (6) --(a) Articles of Incorporation of Fortis Benefits (incorporated by reference from Exhibit 1.A(6)(a) to the initial filing of registrant's Form S-6 Registration Statement, File No. 33-03919, filed on March 17, 1986).

               --(b) Bylaws of Fortis Benefits (incorporated by reference from
               Exhibit 1.A(6)(b) to the initial filing of registrant's Form S-6 Registration Statement, File No. 33-03919, filed on March 17,
               1986).

               --(c) Amendment to Articles of Incorporation and Bylaws dated November 21, 1991 (incorporated by reference from Exhibit 1.A(6)(c) to registrant's Post-Effective Amendment No. 4 to Form S-6 Registration Statement, File No. 33-28551, filed on March 2, 1992).

          (7)  --Not applicable.

          (8)  --Not applicable.

          (9)  --Not applicable.

          (10) --(a) Application Form for Flexible Premium Survivorship Variable Life Insurance Policy and Form of Temporary Insurance Agreement (to be filed by amendment).

               --(b) Policy Change Application, Transfer Request Form, and Change of Premium Allocation Form (incorporated by reference from Exhibit 1.A(10)(b) to registrant's Post-Effective Amendment No. 4 to Form S-6 Registration Statement, File 33-28851, filed on March 2, 1992).

      2.  --See Exhibit 1.A(5) above.

      3. --Opinion and consent of counsel as to the legality of Securities being registered.

      4.  --Not applicable.

      5.  --Not applicable.

      6.  --Opinion and consent of actuary.

      7. --Forms of Notice of Cancellation Right and Request for Cancellation pursuant to Rule 6e-3(T)(b)(13)(viii) under the Investment Company Act of 1940 (to be filed by amendment).

      8. --Method of computing exchange pursuant to Rule 6e-3(T)(b)(13) (v)(B) under the Investment Company Act of 1940. (Not required because there will be no cash value adjustments in connection with the right to transfer Policy Value to the General Account, which registrant intends to satisfy the requirements of said provision.)

      9. --Undertaking of Fortis Benefits required by Rule 27d-2 under the Investment Company Act of 1940 (part of Exhibit 1.A(3)(a)).

      10. --Memorandum of Certain Procedures with Respect to Pricing and Processing of Transactions Pursuant to Rule 6e-3(T)(b)(12) (iii) (incorporated by reference from Exhibit 10 to Post-Effective Amendment No. 6 to registrant's Form S-6 Registration Statement, File No. 33-03919, filed on April 28, 1989).

      11. --Power of Attorney for Messrs, Freedman, Gaddy, Mackin, Keller, Clayton, Mahoney, Clancy, Meler and Greiter (incorporated by reference from Exhibit 11 to registrant's Form S-6 Registration Statement, File No. 33-73138, filed on December 17, 1993).

      12. --Statement of Fortis Benefits Insurance Company pursuant to Rule 27d-2 under the Investment Company Act of 1940 (to be filed by amendment).

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, FORTIS BENEFITS INSURANCE COMPANY has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of St. Paul, State of Minnesota, this 21st day of December, 1995.

                                          FORTIS BENEFITS INSURANCE COMPANY


                                          By: /s/ ROBERT BRIAN POLLOCK
                                              ---------------------------------
                                              Robert Brian Pollock, President
   Attest: /s/ DOUGLAS R. LOWE
           ----------------------------
           Douglas R. Lowe
           Associate General Counsel --
           Life and Investment Products

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 21, 1995.


/s/ ROBERT BRIAN POLLOCK
----------------------------------------------
Robert Brian Pollock, President and Director
(Chief Executive Officer)

/s/ MICHAEL JOHN PENINGER
----------------------------------------------
Michael John Peninger, Senior Vice President,
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

/s/ DEAN CONRAD KOPPERUD
----------------------------------------------
Dean Conrad Kopperud, Director

*
----------------------------------------------
Allen Royal Freedman, Chairman of the Board

*
----------------------------------------------
Thomas Michael Keller, Director


----------------------------------------------
Arie Aristide Fakkert, Director

*
----------------------------------------------
Henry Carroll Mackin, Director



* By: /s/ ROBERT BRIAN POLLOCK
      ----------------------------------------
      Robert Brian Pollock -- Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, the registrant, VARIABLE ACCOUNT C of Fortis Benefits Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Paul, State of Minnesota this 21st day of December, 1995.

                                    VARIABLE ACCOUNT C
                                    OF FORTIS BENEFITS INSURANCE COMPANY

                                    By: FORTIS BENEFITS INSURANCE COMPANY
                                          (Depositor)


                                    By:  /s/ ROBERT BRIAN POLLOCK
                                        ---------------------------------
                                         Robert Brian Pollock, President



                              Attest:    /s/ DOUGLAS R. LOWE
                                        ---------------------------------
                                             Douglas R. Lowe,
                                             Associate General Counsel-
                                             Life and Investment Products

                               INDEX TO EXHIBITS


                                                                       PAGE(1)

3         Opinion and Consent of Counsel


6         Opinion and Consent of Actuary



-----------------------------
    (1) Page numbers inserted in manually-signed copy only.